Brookfield

Brookfield Renewable Partners L.P.

Q2 2019 INTERIM REPORT

OUR OPERATIONS
We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 17,500 megawatts ("MW") of capacity and annualized long-term average ("LTA") generation of approximately 53,900 gigawatt hours ("GWh"), in addition to a development pipeline of approximately 8,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at June 30, 2019:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States	30	136	2,885	11,982	2,523
Canada	19	33	1,361	5,177	1,261
	49	169	4,246	17,159	3,784
Colombia	6	6	2,732	14,485	3,703
Brazil	27	44	946	4,924	—
	82	219	7,924	36,568	7,487
Wind
North America
United States	—	26	1,983	6,898	—
Canada	—	4	482	1,437	—
	—	30	2,465	8,335	—
Europe	—	50	1,247	2,868	—
Brazil	—	19	457	1,901	—
Asia	—	7	355	724	—
	—	106	4,524	13,828	—

Solar(2)	—	547	1,756	3,541	—
Storage(3)	2	4	2,698	—	5,220
Other(4)	—	6	580	—	—
	84	882	17,482	53,937	12,707

(1)
LTA is calculated based on our portfolio as at June 30, 2019, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 - Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)	Includes eight solar facilities (157 MW) in South Africa, Thailand, and Malaysia that have been presented as Assets held for sale.

(3)	Includes pumped storage in North America (600 MW) and Europe (2,088 MW) and battery storage in North America (10 MW).

(4)	Includes four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), and one cogeneration plant in North America (105 MW).

The following table presents the annualized long-term average generation of our portfolio as at June 30, 2019 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,404	3,474	2,178	2,926	11,982
Canada	1,228	1,508	1,223	1,218	5,177
	4,632	4,982	3,401	4,144	17,159
Colombia	3,316	3,612	3,535	4,022	14,485
Brazil	1,215	1,228	1,241	1,240	4,924
	9,163	9,822	8,177	9,406	36,568
Wind
North America
United States	1,906	1,833	1,352	1,807	6,898
Canada	400	345	273	419	1,437
	2,306	2,178	1,625	2,226	8,335
Europe	877	647	573	771	2,868
Brazil	361	423	627	490	1,901
Asia	146	190	231	157	724
	3,690	3,438	3,056	3,644	13,828
Solar(2)	729	1,071	1,067	674	3,541
Total	13,582	14,331	12,300	13,724	53,937

(1)
LTA is calculated on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See "Part 8 - Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)	Includes eight solar facilities (157 MW) in South Africa, Thailand, and Malaysia that have been presented as Assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at June 30, 2019 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,223	2,364	1,469	1,953	8,009
Canada	1,007	1,219	974	959	4,159
	3,230	3,583	2,443	2,912	12,168
Colombia	798	869	851	967	3,485
Brazil	988	998	1,009	1,008	4,003
	5,016	5,450	4,303	4,887	19,656
Wind
North America
United States	623	641	464	586	2,314
Canada	347	308	248	366	1,269
	970	949	712	952	3,583
Europe	303	223	198	270	994
Brazil	119	141	215	172	647
Asia	45	57	70	47	219
	1,437	1,370	1,195	1,441	5,443
Solar(2)	199	304	302	179	984
Total	6,652	7,124	5,800	6,507	26,083

(1)
LTA is calculated on a proportionate and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See "Part 8 - Presentation to Stakeholders and Performance Measurement" for an explanation on the calculation and relevance of proportionate information, our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)	Includes eight solar facilities (157 MW) in South Africa, Thailand, and Malaysia that have been presented as Assets held for sale.
Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Interim Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada - see "PART 9 - Cautionary Statements". We make use of non-IFRS measures in this Interim Report - see "PART 9 - Cautionary Statements''. This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR's website at www.sedar.com.

.Letter to Unitholders .

Our business performed well in the second quarter of 2019, supported by strong performance at our operating businesses and contributions from recent acquisitions. We advanced our strategic priorities during the quarter, deploying capital in a number of transactions, while maintaining a robust balance sheet and access to capital.
Of note we:

•	Generated FFO per unit of $0.74, a 35% increase over the prior year;

•
Announced our investment into a joint venture of a global solar developer with over 6,500 megawatts of utility-scale photovoltaic solar for approximately $500 million (approximately $125 million net to BEP) which we expect to close in the fourth quarter;

•	Closed the acquisition of 210 megawatts of operating wind in India;

•	Closed the first C$350 million tranche of our C$750 million investment into an Alberta renewables portfolio;

•
Through TerraForm Power, announced the acquisition of a 322 megawatt distributed generation portfolio in the U.S., nearly doubling our distributed generation footprint and providing significant opportunities to drive incremental cash flow growth through operational and commercial synergies;

•
Ended the quarter with over $2.5 billion of available liquidity and raised approximately $275 million in incremental liquidity with the closing of the sale of certain of our South Africa facilities, as well as strategic up-financings and other liquidity initiatives;

•	Reduced our FFO payout ratio on an annualized basis to approximately 85%.
Transaction Update
Subsequent to quarter-end we announced, together with our institutional partners, that we will be forming a 50-50 joint venture to own one of the largest solar developers globally with an experienced management team, best-in-class contracting capabilities, and a proven track record of developing assets at premium returns. The portfolio comprises approximately 275 megawatts of operating solar, 1,410 megawatts of solar under construction and a broader 4,800 megawatt development pipeline which should provide significant growth optionality over the long-term.
Over the next five years, the plan is for the business to develop 500 to 800 megawatts of new solar capacity annually. This growth will complement our existing pipeline of development projects that includes over 600 megawatts of advanced stage wind, hydro and solar projects, and approximately 130 megawatts of assets under construction. We expect to close the investment in the fourth quarter of 2019.
Additionally, subsequent to the quarter-end, through TerraForm Power we announced that we entered into an agreement to acquire, for approximately $720 million, a scale distributed generation business in the U.S. totaling 322 megawatts of recently constructed, fully contracted capacity, underpinned by a 17 year average remaining power purchase agreement term with credit-worthy offtakers. The investment will nearly double our distributed generation footprint, making this one of the largest such portfolios in the U.S., and providing significant opportunities to drive incremental cash flow growth through operational and commercial synergies. The investment is immediately accretive and requires no incremental capital as we expect to fund the transaction through project-level financings and the sale of interests in select North American wind assets. As a result, by redeploying proceeds from the sale of wind assets with limited levers for growth, into solar assets under longer-term contracts with significant opportunities to extract synergies, we are extending its

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

contract profile, reducing the portfolio’s resource variability, and improving the organic growth profile. We expect to close the transaction in the third quarter of 2019.
We continued to execute on our capital recycling program during the quarter, completing the sale of four of the six projects in our South Africa portfolio for proceeds of $108 million ($33 million net to BEP). We also advanced the sales of the final two projects in our South Africa portfolio, and the other non-core portfolios in Thailand and Malaysia. We expect these sales to close in 2019 for total proceeds of approximately $180 million ($55 million net to BEP).
Operations
During the second quarter, we generated FFO of $230 million, up from $172 million in the prior year as the business benefited from contributions from recent acquisitions and operational improvements driving cash flow growth. We also continue to benefit from the diversity of our portfolio as strong generation from our North American hydroelectric fleet more than offset a period of relatively weak wind resource.
In the second quarter, our hydroelectric segment generated FFO of $226 million. The portfolio saw strong generation in North America (15% above the long-term average) and strong pricing in Colombia. We continued to advance our contracting initiatives across our business, with a focus on commercial and industrial customers. In Latin America, we remain focused on extending our contract terms, signing 14 power purchase agreements in Colombia and Brazil for a total 1,239 gigawatt-hours per year. As a result of these initiatives, in Colombia, approximately 30% of our contracts now have terms greater than 5 years (versus none in 2016). In North America, we continue to benefit from a 17 year average contract term and no material maturities until 2029.
Our wind and solar segments generated a combined $66 million of FFO, up 32% relative to the same period in 2018, as we benefited from acquisitions and contributions from recently commissioned projects. We also added 25 megawatts to our global rooftop solar portfolio, including commissioning 10 megawatts through our joint venture with GLP in China, and closing the first phase of a 15 megawatt acquisition in Massachusetts.
Our storage and other operations segment performed well, generating $7 million of FFO during the second quarter, as the growing intermittency of global electricity grids continues to increase the scarcity value of utility-scale renewable storage.
Balance Sheet and Liquidity
We ended the quarter with over $2.5 billion of available liquidity. In addition, we continue to prioritize an investment grade balance sheet (we are rated BBB+ by S&P) which we believe gives us significant financial flexibility and provides investors with a lower overall risk profile. We also remain focused on terming out our debt at low rates and hedging our cash flows from currency fluctuation when the cost is economically prudent.
During the quarter, we extended the term of debt in our Colombian subsidiary to approximately 10 years by issuing COP 1.1 trillion of bonds in the local market. This was one of the largest financings ever completed in Colombia and, given the high-quality nature of our portfolio, was significantly over subscribed. At TerraForm Power, we progressed up-financings of select assets in the portfolio and used the proceeds to repay credit facilities.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Outlook
Looking ahead, we continue to focus on executing our key priorities, including maintaining a robust balance sheet and access to diverse sources of capital, enhancing cash flows from our existing business and assessing acquisition opportunities.
As always, we remain focused on delivering to our unitholders long-term total returns of 12% to 15% on a per unit basis. We thank you for your continued support and we look forward to updating you on our progress in that regard.

Sincerely,
Sachin Shah
Chief Executive Officer
July 31, 2019

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. ("Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power assets.
Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.
One of the largest, public pure play renewable businesses globally. Brookfield Renewable has a 20-year track record as a publicly-traded operator and investor in the renewable power sector. Today we have a large, multi-technology and globally diversified portfolio of pure-play renewable assets that are supported by over 2,500 experienced operators. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio consists of approximately 17,500 MW of installed capacity largely across four continents, a development pipeline of approximately 8,000 MW, and annualized long-term average generation on a proportionate basis of approximately 26,100 GWh.
The following charts illustrate annualized long-term average generation on a proportionate basis:
Diverse and high-quality assets with hydroelectric focus. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, solar and storage facilities. Our portfolio includes utility-scale facilities, back-up storage power, and distributed power generation. Hydroelectric power comprises the significant majority of our portfolio and is the highest value renewable asset class as one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the capability to produce power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and ancillaries. Our wind and solar facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. With our scale, diversity and the quality of our assets, we are competitively positioned relative to other power generators, providing significant scarcity value to our investors.
Stable, diversified and high-quality cash flows with attractive long-term value for LP Unitholders. We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 90% of our 2019 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. Our power purchase agreements have a weighted-average remaining duration of 13 years, on a proportionate basis, providing long-term cash flow visibility.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

an investment grade basis with no financial maintenance covenants. Approximately 95% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is 16%, and 77% of our proportionate borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings have weighted-average terms of approximately seven and ten years, respectively, with no material maturities over the next four years. Approximately 85% of our financings are fixed rate, and only 6% of our debt in North America and Europe is exposed to changes in interest rates, on a proportionate basis. Our available liquidity as at June 30, 2019 is approximately $2.5 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Best-in class operating expertise. Brookfield Renewable has over 2,500 experienced operators and over 140 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our expertise in operating and managing power generation facilities span over 100 years and include full operating, development and power marketing capabilities.
Well positioned for cash flow growth. We are focused on driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 8,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business has upside from mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Since 2013, we have deployed $3.5 billion in equity as we have invested in, acquired, or commissioned 50 hydroelectric facilities totaling approximately 4,200 MW, 105 wind facilities totaling approximately 4,000 MW, 547 solar facilities totaling approximately 1,800 MW, four biomass facilities totaling 175 MW, two hydroelectric pumped storage facilities and one battery storage asset totaling 2,098 MW and one 300 MW cogeneration plant. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield Asset Management, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.
Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows ensuring a sustainable distribution yield. We target a long-term distribution growth rate in the range of 5% to 9% annually.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
This Management’s Discussion and Analysis for the three and six months ended June 30, 2019 is provided as of July 31, 2019. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”). a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 - Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, COP and ZAR are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, Colombian pesos and South African Rand, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 - Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 - Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 - Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 - Q2 2019 Highlights	7	Part 5 - Liquidity and Capital Resources	24
		Capitalization and available liquidity	24
Part 2 - Financial Performance Review on Consolidated Information	10	Borrowings	25
		Consolidated statements of cash flows	26
		Shares and units outstanding	28
Part 3 - Additional Consolidated Financial Information	12	Dividends and distributions	28
Summary consolidated statements of financial position	12	Contractual obligations	28
Property, plant and equipment	12	Off-statement of financial position arrangements	29
Assets held for sale	12
Related party transactions	12	Part 6 - Selected Quarterly Information	30
Equity	13	Summary of historical quarterly results	30
		Proportionate results for the six months ended June 30	30
Part 4 - Financial Performance Review on Proportionate Information	15	Reconciliation of non-IFRS measures	31

Proportionate results for the three months ended June 30	16	Part 7 - Critical Estimates, Accounting Policies and Internal Controls	34
Reconciliation of non-IFRS measures	20
Contract profile	22	Part 8 - Presentation to Stakeholders and Performance Measurement	37

		Part 9 - Cautionary Statements	41

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 1 - Q2 2019 HIGHLIGHTS

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Operational information
Capacity (MW)	17,482	17,364	17,482	17,364
Total generation (GWh)
Long-term average generation	14,252	13,521	27,745	26,373
Actual generation	14,881	13,122	29,006	26,002

Proportionate generation (GWh)
Long-term average generation	7,109	6,935	13,807	13,286
Actual generation	7,602	6,455	14,848	13,149
Average revenue ($ per MWh)	73	73	74	74

Selected financial information(1)
Net income (loss) attributable to Unitholders	$17	$(2)	$60	$6
Basic income (loss) per LP Unit	0.05	(0.01)	0.19	0.02
Consolidated Adjusted EBITDA(2)	630	543	1,282	1,125
Proportionate Adjusted EBITDA(2)	400	324	795	675
Funds From Operations(2)	230	172	457	365
Funds From Operations per Unit(1)(2)	0.74	0.55	1.47	1.17
Distribution per LP Unit	0.52	0.49	1.03	0.98

(1)
For the three and six months ended June 30, 2019, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.2 million and 311.1 million, respectively (2018: 312.8 million and 312.7 million).

(2)
Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure. See “Part 4 - Financial Performance Review on Proportionate Information - Reconciliation of non-IFRS measures” and “Part 9 - Cautionary Statements”.

(MILLIONS, EXCEPT AS NOTED)	Jun 30, 2019	Dec 31, 2018
Liquidity and Capital Resources
Available liquidity	$2,532	$1,974
Debt to capitalization - Corporate	16%	15%
Debt to capitalization - Consolidated	33%	32%
Borrowings non-recourse to Brookfield Renewable on a proportionate basis	77%	75%
Floating rate debt exposure on a proportionate basis(1)	6%	7%
Medium term notes
Average debt term to maturity	6 years	7 years
Average interest rate	4.4%	4.4%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity	10 years	10 years
Average interest rate	5.4%	5.4%

(1)	Excludes 8% floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Operations
Funds From Operations increased to $230 million and $0.74 on a per Unit basis, representing a 34% and 35% increase, respectively, from the prior year, supported by contributions from acquisitions and recently commissioned facilities, the advancement of organic growth initiatives and above average generation as we benefited from the diversity of our portfolio.

•	Relatively higher realized prices, primarily in Colombia, Canada and Europe on the back of our re-contracting and commercial initiatives

•	Higher margins due to the benefit from our cost-reduction initiatives across our business

•	Favorable hydrology conditions primarily at our North American hydroelectric facilities more than offset below long-term average resource across our wind business
Distributions of $0.52 per LP unit in the second quarter of 2019 represented a 5% increase over the prior period.
Net income attributable to Unitholders increased $19 million compared to the prior year due primarily to the above noted increase in Funds From Operations. Basic income per LP Unit of $0.05 per LP Unit increased from a basic loss per LP Unit of $0.01 in the prior year primarily due to the increases mentioned above.
Continued to focus on extending our contract profile at premium pricing as we completed the following:

•	In Colombia, we contracted ~1,114 GWh/year, including individual contracts with up to five years in duration

•	In Brazil, we contracted ~125 GWh/year with high quality commercial and industrial counterparties, including one of Brazil's largest petroleum companies
Liquidity and Capital Resources
Continued to maintain a strong balance sheet.

•	Available liquidity of $2.5 billion accompanied with a well-laddered debt maturity profile

•	S&P reaffirmed BBB+ credit rating with neutral outlook
Secured diverse sources of capital to generate over $1.6 billion of gross proceeds.

•	Secured over $1.4 billion from non-recourse financings during the quarter, maintaining our weighted average cost of project debt of 5.4%

•	Extended the maturity of our corporate credit facilities by one year to June 2024 and increased our letter of credit facility by $100 million

•
Completed the sale of four of the six projects making up our South African portfolio for a total proceeds of $108 million (~$33 million net to Brookfield Renewable). The sale of the final projects is expected to close in the third quarter for $56 million (~$17 million net to Brookfield Renewable)

Growth and Development
On May 1, 2019, we, together with our institutional partners, completed an initial C$350 million investment in TransAlta Corporation's (“TransAlta”) convertible securities.
Together with our institutional partners, we completed the acquisition of 210 MW of operating wind assets in India for total consideration of ~$70 million.
In July 2019, we entered into an agreement to form a 50-50 joint venture in respect of X-Elio, one of the largest independent solar platforms globally with an experienced management team, integrated development platform, strong contracting capabilities, and a proven development track record. X-Elio's portfolio comprises approximately 275 MW of operating solar, 1,410 megawatts of assets under construction and a broader 4,800 megawatt development pipeline. The transaction is expected to close in the fourth quarter of 2019, subject to closing conditions. This investment will be made with our institutional partners, with Brookfield Renewable expected to hold a 25% interest.
Subsequent to quarter-end, TerraForm Power entered into an agreement to acquire a large-scale distributed generation business in the United States with 322 MW of recently constructed, fully contracted portfolio capacity, underpinned by a 17-year average remaining PPA term with credit-worthy offtakers. This transaction will nearly double the distributed generation footprint of TerraForm Power, making it one of the largest such portfolios in the United States.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Continued to progress our development pipeline:

•
Continued to advance the construction of 131 MW of hydroelectric, wind, pumped storage and rooftop solar development projects. These projects are expected to be commissioned between 2019 and 2021 and to generate annualized Funds From Operations net to Brookfield Renewable of $11 million

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 2 - FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Revenues	$787	$735
Other income	17	10
Direct operating costs	(252)	(247)
Management service costs	(23)	(21)
Interest expense – borrowings	(178)	(178)
Share of earnings from equity-accounted investment	—	6
Depreciation	(200)	(206)
Current income tax (expense) recovery	(15)	(7)
Deferred income tax expense	(14)	(4)
Net income (loss) attributable to Unitholders	$17	$(2)
	Average FX rates to USD
C$	1.34	1.29
	€0.89	0.84
R$	3.92	3.61
	£0.78	0.74
COP	3,240	2,839
Variance Analysis For The Three Months Ended June 30, 2019
Revenues totaling $787 million in the three months ended June 30, 2019 represents an increase of $52 million over the prior year due to contributions from recently commissioned facilities and the advancement of organic growth initiatives partially offset by the impact of a strengthening U.S. dollar versus most of the countries in which we operate. Generation on a same-store basis increased by 3,860 GWh or 37% over the prior year, primarily due to above average hydrology conditions in the United States and Canada, which cumulatively contributed $53 million. We benefited from a 7% increase in average revenue per MWh as a result of inflation indexation of our contracts, re-contracting initiatives and favorable market prices realized on our uncontracted volumes in Colombia, which cumulatively contributed $39 million. Facilities that have been commissioned in our portfolio since June 30, 2018 contributed 52 GWh and $4 million to revenues.
The strengthening of the U.S. dollar relative to the prior year, primarily against the Colombian peso and Brazilian real, reduced revenues by $44 million, which was partially offset by a favorable foreign exchange impact on our operating, interest, and depreciation expense for the quarter.
Direct operating costs totaling $252 million remained relatively consistent with prior year due to cost-savings realized in the year across our United States and Colombia hydroelectric businesses and a favorable foreign exchange impact noted above. This was fully offset by higher variable operating costs at our hydroelectric sites in Canada and at our newly commissioned facilities, as well as higher costs due to timing of major maintenance activities in Brazil and Europe.
Share of earnings from equity-accounted investments totaling $nil represent a decrease of $6 million over the prior year driven by below long-term average generation due to low wind resources.
Management service costs totaling $23 million increased $2 million compared to the prior year due to the growth of our business.
Current income tax expense of $15 million represents an increase of $8 million as a result of higher taxable income relative to the prior period, particularly in Colombia, due to the strong performance of the business.
Net income attributable to Unitholders was $17 million compared to net loss attributable to Unitholders of $2 million for the three months ended June 30, 2019. The increase of $19 million was primarily a result of the aforementioned increase to revenues.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table reflects key financial data for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Revenues	$1,612	$1,528
Other income	25	19
Direct operating costs	(506)	(503)
Management service costs	(44)	(42)
Interest expense – borrowings	(351)	(358)
Share of earnings from equity-accounted investment	32	6
Depreciation	(400)	(419)
Current income tax (expense) recovery	(39)	(14)
Deferred income tax expense	(34)	(13)
Net income attributable to Unitholders	$60	$6
	Average FX rates to USD
C$	1.33	1.28
	€0.89	0.83
R$	3.84	3.42
	£0.77	0.73
COP	3,188	2,849
Variance Analysis For The Six Months Ended June 30, 2019
Revenues totaling $1,612 million for the six months ended June 30, 2019 represent an increase of $84 million over the prior year due to contributions from recently commissioned facilities and the advancement of organic growth initiatives partially offset by the impact of a strengthening U.S. dollar versus most of the countries in which we operate. Generation on a same-store basis increased by 6,857 GWh or 33% over the prior year, primarily due to above average hydrology conditions in the United States and Canada, which cumulatively contributed $71 million. We benefited from an 11% increase in average revenue per MWh as a result of inflation indexation of our contracts, re-contracting initiatives and favorable market prices realized on our uncontracted volumes in Colombia, which cumulatively contributed $87 million. Facilities that have been commissioned in our portfolio since June 30, 2018 contributed 780 GWh and $11 million to revenues.
The strengthening of the U.S. dollar relatively to the prior year, primarily against the Colombian peso and Brazilian real, reduced revenue by $85 million, which was partially offset by a favorable foreign exchange impact on our operating, interest, and depreciation expense for the year.
Direct operating costs totaling $506 million represent a decrease of $3 million over the prior year driven by cost-savings realized in the year across our United States and Colombia hydroelectric businesses and a favorable foreign exchange impact noted above. This was partially offset by higher variable operating costs at our hydroelectric sites in Canada and at our newly commissioned facilities, as well as higher costs due to timing of major maintenance activities in Brazil and Europe.
Share of earnings from equity-accounted investments totaling $32 million represent an increase of $26 million over the prior year driven by growth in the portfolio from our increased investment in TerraForm Power.
Management service costs totaling $44 million represent an increase of $2 million due to the growth of our business.
Current income tax expense of $39 million represents an increase of $25 million as a result of higher taxable income relative to the prior period, particularly in Colombia, due to the strong performance of the business.
Net income attributable to Unitholders for the six months ended June 30, 2019 was $60 million versus $6 million in the prior period. The increase of $54 million was primarily a result of the aforementioned increase to revenues.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 3 - ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Assets held for sale	611	920
Current assets	$1,788	$1,961
Equity-accounted investments	1,576	1,569
Property, plant and equipment	29,317	29,025
Total assets	34,406	34,103
Liabilities directly associated with assets held for sale	350	533
Corporate borrowings	1,674	2,328
Non-recourse borrowings	8,840	8,390
Deferred income tax liabilities	4,266	4,140
Total liabilities and equity	$34,406	$34,103
Our balance sheet remains strong and reflects the stable nature of the business and our continued growth.
Assets held for sale
Assets held for sale totaled $611 million as at June 30, 2019 compared to $920 million as at December 31, 2018. The $309 million decrease was attributable to the partial sale of our South African wind and solar portfolio that we completed in May 2019.
As at June 30, 2019, Brookfield Renewable continues to present eight solar facilities with an aggregate capacity of 158 MW in South Africa, Malaysia and Thailand as held for sale. The sales of these assets are expected to be completed in the second half of 2019.
Property, plant and equipment
Property, plant and equipment totaled $29.3 billion as at June 30, 2019 compared to $29.0 billion as at December 31, 2018. The $292 million increase was primarily attributable to a $350 million foreign exchange revaluation due to the strengthening of the Canadian dollar and Colombian peso relative to the U.S. dollar, in addition to the acquisition of the India wind portfolios that totaled $128 million and capitalized additions of $69 million primarily attributable to the sustaining capital expenditures of our hydroelectric assets as well as our on-going construction projects in Brazil. Upon adoption of IFRS 16 on January 1, 2019, we recognized $145 million of capitalized lease arrangements. The above noted increases were partially offset by depreciation expense associated with property, plant and equipment of $400 million for the period.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefited during the period from a wind levelization agreement with Brookfield which reduced the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow. The wind levelization agreement expired in February 2019.
In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 27 - Related Party Transactions in our 2018 annual audited consolidated financial statements.
Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Infrastructure Fund III and Brookfield Infrastructure Fund IV, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.
Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), in which they provide Brookfield Renewable with access to short-term financing using the Private Funds’ credit facilities.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2019 and the interest rate applicable on the draws is LIBOR plus up to 2%. During the first two quarters of 2019 there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management also placed $600 million on deposit with Brookfield Renewable during the first quarter of 2019, $245 million of this deposit was repaid in the first quarter with the remaining balance paid back during the second quarter of 2019. Subsequent to the repayment, Brookfield Asset Management placed $322 million on deposit with Brookfield Renewable. The interest expense on the deposit for the three and six months ended June 30, 2019 totaled $nil and $3 million, respectively (2018: $3 million and $5 million).
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and six months ended June 30, 2019:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Revenues
Power purchase and revenue agreements	$209	$134	$368	$274
Wind levelization agreement	—	3	1	4
	$209	$137	$369	$278
Direct operating costs
Energy purchases	$(2)	$(3)	$(5)	$(5)
Energy marketing fee	(6)	(6)	(12)	(12)
Insurance services(1)	(7)	(7)	(14)	(13)
	$(15)	$(16)	$(31)	$(30)
Interest expense - borrowings	$—	$(3)	$(3)	$(5)
Management service costs	$(23)	$(21)	$(44)	$(42)

(1)
Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three and six months ended June 30, 2019 were less than $1 million (2018: less than $1 million)

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $12 million and $25 million, respectively, were declared during the three and six months ended June 30, 2019 (2018: $9 million and $20 million).
Preferred limited partners' equity
During the first quarter of 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the five-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The holders of the Series 15 Preferred Units will have the right, at their option, to reclassify their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of the Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the three month Government of Canada Treasury Bill Rate plus 3.94%.
The preferred limited partners’ equity units do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2019, none of the preferred limited partners’ equity units have been redeemed by Brookfield Renewable.
In July 2019, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of its intention to commence a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date.
Limited partners' equity
Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 40% is held by public investors.
During the three and six months ended June 30, 2019, Brookfield Renewable issued 54,749 LP Units and 105,248 LP Units, respectively (2018: 73,060 LP Units and 157,689 LP Units, respectively) under the distribution reinvestment plan at a total cost of $1 million and $3 million, respectively (2018: $2 million and $5 million).
In December 2018, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 30, 2019, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three months ended June 30, 2019 (2018: (272,659) LP units at a total cost of $8 million) . During the six months ended June 30, 2019, Brookfield Renewable repurchased and cancelled (20,000) LP Units at a total cost of $1 million (2018: (281,359) LP Units at a total cost of $8 million).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 4 - FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's chief operating decision maker ("CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 - Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	4,134	3,413	3,583	3,822	$275	$228	$211	$165	$168	$123	$79	$56
Brazil	1,066	902	998	978	58	63	42	44	33	37	16	2
Colombia	861	872	869	844	56	53	35	31	25	21	17	18
	6,061	5,187	5,450	5,644	389	344	288	240	226	181	112	76
Wind
North America	761	663	949	791	58	54	40	38	23	24	(22)	(6)
Europe	204	107	223	133	22	12	15	7	11	3	(11)	(2)
Brazil	147	159	141	146	9	10	6	8	4	6	4	(5)
Asia	52	37	51	42	3	3	2	2	1	1	2	(3)
	1,164	966	1,364	1,112	92	79	63	55	39	34	(27)	(16)
Solar	287	175	295	179	51	30	42	25	27	16	4	2
Storage & Other	90	127	—	—	21	20	10	10	7	7	1	1
Corporate	—	—	—	—	—	—	(3)	(6)	(69)	(66)	(73)	(65)
Total	7,602	6,455	7,109	6,935	553	473	400	324	230	172	17	(2)

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) - LTA	5,450	5,644
Generation (GWh) - actual	6,061	5,187
Revenue	$389	$344
Other income	10	6
Direct operating costs	(111)	(110)
Adjusted EBITDA	288	240
Interest expense	(53)	(55)
Current income taxes	(9)	(4)
Funds From Operations	$226	$181
Depreciation	(83)	(94)
Deferred taxes and other	(31)	(11)
Net income	$112	$76
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	2,703	2,156	$66	$71	$122	$102	$94	$77	$34	$29
Canada	1,431	1,257	68	60	89	63	74	46	45	27
	4,134	3,413	66	67	211	165	168	123	79	56
Brazil	1,066	902	54	70	42	44	33	37	16	2
Colombia	861	872	65	61	35	31	25	21	17	18
Total	6,061	5,187	$64	$66	$288	$240	$226	$181	$112	$76
North America
Funds From Operations at our North American business were $168 million versus $123 million in the prior year. Generation was 15% above long-term average as a result of strong hydrology conditions. Average realized revenue per MWh was flat as inflation indexation of our contracts was offset by weaker pricing in the northeast United States. Funds From Operations was also impacted by the partial sale of certain of our Canadian assets - $6 million and 175 GWh.
Net income attributable to Unitholders increased $23 million over the prior year primarily due to the above noted increase in Funds From Operations.
Brazil
Funds From Operations at our Brazilian business were $33 million versus $37 million in the prior year. On a local currency basis, Funds From Operations increased by 5% as above average generation (7% above long-term average) was partially offset by the lower average realized prices on our uncontracted generation as market prices were impacted by strong hydrology conditions. We also benefited from the contribution of our recently commissioned facility. These benefits were more than offset by the weakening of the Brazilian reais versus the United States dollar.
Net income attributable to Unitholders increased by $14 million over the prior year as the above noted decrease in Funds From Operations was more than offset by lower depreciation expense due to the weakening of the Brazilian reais versus the United States dollar.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Colombia
Funds From Operations at our Colombian business were $25 million versus $21 million in the prior year as we benefited from our cost-reduction initiatives and a 7% increase in average revenue per MWh as a result of inflation indexation, re-contracting initiatives and favorable market prices realized on our uncontracted volumes.
Net income attributable to Unitholders decreased by $1 million over the prior year as the above noted increase in Funds From Operations was more than offset by unrealized foreign exchange hedging gains impacting the prior period.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) - LTA	1,364	1,112
Generation (GWh) - actual	1,164	966
Revenue	$92	$79
Other income	1	1
Direct operating costs	(30)	(25)
Adjusted EBITDA	63	55
Interest expense	(23)	(20)
Current income taxes	(1)	(1)
Funds From Operations	39	34
Depreciation	(58)	(42)
Deferred taxes and other	(8)	(8)
Net income (loss)	$(27)	$(16)
The following table presents our proportionate results by geography for wind operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	518	416	$69	$77	$23	$20	$12	$12	$(17)	$(4)
Canada	243	247	89	89	17	18	11	12	(5)	(2)
	761	663	75	81	40	38	23	24	(22)	(6)
Europe	204	107	108	112	15	7	11	3	(11)	(2)
Brazil	147	159	60	63	6	8	4	6	4	(5)
Asia	52	37	60	71	2	2	1	1	2	(3)
Total	1,164	966	$78	$81	$63	$55	$39	$34	$(27)	$(16)
North America
Funds From Operations at our North American business were $23 million versus $24 million in the prior year. Our portfolio was impacted by below long-term average generation due to low wind resources as well as lower than average availability at certain of our facilities in the United States due to the timing of maintenance activities.
Net loss attributable to Unitholders was $22 million versus $6 million in the prior year primarily due to the aforementioned impacts to Funds From Operations and increased depreciation due to our higher proportionate interest in TerraForm Power relative to the prior year.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Europe
Funds From Operations at our European business were $11 million versus $3 million in the prior year driven by the contribution from growth benefiting our portfolio in 2019 following TerraForm Power's acquisition of Saeta Yield and commissioning of development projects - $7 million to Funds From Operations and 85 GWh of generation. On a same store basis, Funds From Operations was up $1 million due to higher average revenue per MWh due to inflation indexation of our contracts and market prices that were ahead of tariff rates.
Net loss attributable to Unitholders was $11 million versus $2 million over the prior year as the increase to Funds From Operations was more than offset by unrealized interest rate hedging losses.
Brazil
Funds From Operations at our Brazilian business were $4 million versus $6 million in the prior year due primarily to the weakening of the Brazilian reais against the United States dollar. On a local currency basis, results were in line with the prior year as weaker generation was offset by an increase in average revenue per MWh as a result of inflation indexation of our contracts.
Net income attributable to Unitholders increased by $9 million from the prior year as the above noted decrease in Funds From Operations was more than offset by lower depreciation expense due to the weakening of the Brazilian reais versus the United States dollar.
Asia
Funds From Operations and Net income attributable to Unitholders at our Asian business were $1 million and $2 million, respectively, as our portfolio continued to perform in line with expectations.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) - LTA	295	179
Generation (GWh) - actual	287	175
Revenue	$51	$30
Other income	1	1
Direct operating costs	(10)	(6)
Adjusted EBITDA	42	25
Interest expense	(15)	(9)
Current income taxes	—	—
Funds From Operations	$27	$16
Depreciation	(15)	(7)
Deferred taxes and other	(8)	(7)
Net income	$4	$2
Funds From Operations at our solar business was $27 million primarily due to our increased ownership in TerraForm Power following its acquisition of Saeta Yield. The solar business continues to perform in line with expectations.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for storage and other operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) - actual	90	127
Revenue	$21	$20
Other income	—	—
Direct operating costs	(11)	(10)
Adjusted EBITDA	10	10
Interest expense	(3)	(3)
Other	—	—
Funds From Operations	$7	$7
Depreciation	(6)	(6)
Deferred taxes and other	—	—
Net income	$1	$1
Funds From Operations and Net Income attributable to Unitholders at our storage and other businesses were $7 million and $1 million, respectively, consistent with the prior year.
CORPORATE
The following table presents our results for corporate for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Other income	$2	$—
Direct operating costs	(5)	(6)
Adjusted EBITDA	(3)	(6)
Management service costs	(23)	(21)
Interest expense	(25)	(23)
Distributions on Preferred LP Units and Shares	(18)	(16)
Funds From Operations	$(69)	$(66)
Deferred taxes and other	(4)	1
Net loss	$(73)	$(65)
Management service costs totaling $23 million increased $3 million compared to the prior year due to the growth of our business.
Distributions attributable to Preferred LP Units and Shares increased $2 million compared to the prior year due to the C$175 million ($131 million) Preferred LP Units issuance completed in the first quarter of 2019.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended June 30, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	275	58	56	58	22	9	3	51	21	—	553	(98)	332	787
Other income	8	2	—	—	1	—	—	1	—	2	14	(2)	5	17
Direct operating costs	(72)	(18)	(21)	(18)	(8)	(3)	(1)	(10)	(11)	(5)	(167)	27	(112)	(252)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	73	5	78
Adjusted EBITDA	211	42	35	40	15	6	2	42	10	(3)	400	—	230
Management service costs	—	—	—	—	—	—	—	—	—	(23)	(23)	—	—	(23)
Interest expense - borrowings	(39)	(6)	(8)	(16)	(4)	(2)	(1)	(15)	(3)	(25)	(119)	26	(85)	(178)
Current income taxes	(4)	(3)	(2)	(1)	—	—	—	—	—	—	(10)	—	(5)	(15)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(11)	(11)	—	—	(11)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(26)	(5)	(31)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(135)	(135)
Funds From Operations	168	33	25	23	11	4	1	27	7	(69)	230	—	—
Depreciation	(56)	(22)	(5)	(39)	(13)	(5)	(1)	(15)	(6)	(1)	(163)	36	(73)	(200)
Foreign exchange and unrealized financial instruments gain (loss)	1	4	(1)	(1)	(8)	—	—	4	—	(12)	(13)	4	(3)	(12)
Deferred income tax recovery (expense)	(23)	1	(2)	1	1	—	—	—	—	12	(10)	(1)	(3)	(14)
Other	(11)	—	—	(6)	(2)	5	2	(12)	—	(3)	(27)	8	18	(1)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(47)	—	(47)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	61	61
Net income (loss) attributable to Unitholders(2)	79	16	17	(22)	(11)	4	2	4	1	(73)	17	—	—	17

(1)
Share of earnings from equity-accounted investments of $nil million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $74 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended June 30, 2018:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	228	63	53	54	12	10	3	30	20	—	473	(58)	320	735
Other income	5	1	—	—	1	—	—	1	—	—	8	(2)	4	10
Direct operating costs	(68)	(20)	(22)	(16)	(6)	(2)	(1)	(6)	(10)	(6)	(157)	19	(109)	(247)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	41	4	45
Adjusted EBITDA	165	44	31	38	7	8	2	25	10	(6)	324	—	219
Management service costs	—	—	—	—	—	—	—	—	—	(21)	(21)	—	—	(21)
Interest expense - borrowings	(40)	(5)	(10)	(14)	(3)	(2)	(1)	(9)	(3)	(23)	(110)	16	(84)	(178)
Current income taxes	(2)	(2)	—	—	(1)	—	—	—	—	—	(5)	1	(3)	(7)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(17)	(4)	(21)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(128)	(128)
Funds From Operations	123	37	21	24	3	6	1	16	7	(66)	172	—	—
Depreciation	(56)	(33)	(5)	(29)	(9)	(3)	(1)	(7)	(6)	—	(149)	17	(74)	(206)
Foreign exchange and unrealized financial instruments gain (loss)	(1)	(1)	4	3	6	(8)	(3)	(4)	—	5	1	(6)	(28)	(33)
Deferred income tax recovery (expense)	(2)	1	(2)	1	1	—	—	1	—	4	4	(3)	(5)	(4)
Other	(8)	(2)	—	(5)	(3)	—	—	(4)	—	(8)	(30)	10	10	(10)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(18)	—	(18)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	97	97
Net income (loss) attributable to Unitholders(2)	56	2	18	(6)	(2)	(5)	(3)	2	1	(65)	(2)	—	—	(2)

(1)
Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $31 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table reconciles net (loss) income attributable to Limited partners' equity and (loss) earnings per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the three months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Net income (loss) attributable to:
Limited partners' equity	$9	$(1)	$0.05	$(0.01)
General partnership interest in a holding subsidiary held by Brookfield	1	—	—	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	7	(1)	—	—
Net (loss) income attributable to Unitholders	$17	$(2)	$0.05	$(0.01)
Adjusted for proportionate share of:
Depreciation	164	149	0.54	0.48
Foreign exchange and unrealized financial instruments (gain) loss	13	(1)	0.04	—
Deferred income tax (recovery) expense	10	(4)	0.03	(0.01)
Other	26	30	0.08	0.09
Funds From Operations	$230	$172	$0.74	$0.55
Weighted average Units outstanding(1)			311.2	312.8

(1)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.
CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 85% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

(GWh, except as noted)	Balance of 2019	2020	2021	2022	2023
Hydroelectric
North America
United States(1)	2,865	7,226	5,159	4,446	4,445
Canada(1)	1,621	3,437	2,199	2,152	2,074
	4,486	10,663	7,358	6,598	6,519
Wind
North America
United States	967	2,054	1,978	2,027	2,028
Canada	614	1,269	1,269	1,269	1,269
	1,581	3,323	3,247	3,296	3,297
Europe	454	894	888	858	847
Asia (2)	122	221	221	221	221
	2,157	4,438	4,356	4,375	4,365
Solar(2)	444	902	901	900	899
Contracted on a proportionate basis	7,087	16,003	12,615	11,873	11,783
Uncontracted on a proportionate basis	1,161	2,157	5,538	6,279	6,368
	8,248	18,160	18,153	18,152	18,151
Contracted generation as a % of total generation on a proportionate basis	86%	88%	69%	65%	65%
Price per MWh - total generation on a proportionate basis	$81	$80	$89	$92	$92

(1)	Includes generation of 804 GWh for 2019 and 2,440 GWh for 2020 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 17 years in North America, 10 years in Brazil, 3 years in Colombia, 12 years in Europe and 17 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.
In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (36%), distribution companies (24%), industrial users (22%) and Brookfield (18%).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 5 - LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis. On a consolidated basis, almost 95% of our debt is either investment grade rated or sized to investment grade and approximately 85% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	Jun 30, 2019	Dec 31, 2018	Jun 30, 2019	Dec 31, 2018
Corporate credit facility(1)(2)	322	721	322	721
Debt
Medium term notes(3)	1,680	1,613	1,680	1,613
Non-recourse borrowings(4)	—	—	8,914	8,465
	1,680	1,613	10,594	10,078
Deferred income tax liabilities, net(5)	—	—	4,152	4,049
Equity
Non-controlling interest	—	—	8,226	8,129
Preferred equity	591	568	591	568
Preferred limited partners' equity	833	707	833	707
Unitholders equity	7,600	7,802	7,600	7,802
Total capitalization	10,704	10,690	31,996	31,333
Debt to total capitalization(2)	16%	15%	33%	32%

(1)	As at June 30, 2019, includes $322 million (2018: $nil) on deposit from Brookfield.

(2)	Draws on corporate credit facilities are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.

(3)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $6 million (2018: $6 million) of deferred financing fees.

(4)
Consolidated non-recourse borrowings include $108 million (2018: $6 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $74 million (2018: $75 million) of deferred financing fees, net of unamortized premiums.

(5)	Deferred income tax liabilities less deferred income assets.
AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS, EXCEPT AS NOTED)	Jun 30, 2019	Dec 31, 2018
Brookfield Renewable's share of cash and cash equivalents	$185	$169
Investments in equity and debt securities	126	117
Corporate credit facilities
Authorized credit facilities(1)	2,100	2,100
Draws on credit facilities(2)	(322)	(721)
Authorized letter of credit facility	400	300
Issued letters of credit	(226)	(209)
Available portion of corporate credit facilities	1,952	1,470
Available portion of subsidiary credit facilities on a proportionate basis	269	218
Available liquidity	$2,532	$1,974

(1)	Amounts are guaranteed by Brookfield Renewable.

(2)	As at June 30, 2019, includes $322 million (2018: $nil) on deposit from Brookfield.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	Jun 30, 2019			Dec 31, 2018
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Medium term notes	4.4%	6	$1,680	4.4%	7	$1,613
Credit facilities(1)	3.6%	5	322	3.3%	4	721
Proportionate subsidiary borrowings
Hydroelectric	5.8%	9	3,693	5.8%	9	3,640
Wind	4.7%	10	1,787	4.7%	10	1,792
Solar(2)	5.1%	11	996	5.2%	11	1,022
Storage and other	5.5%	6	237	5.4%	6	249
	5.4%	10	6,713	5.4%	10	6,703
			8,715			9,037
Proportionate deferred financing fees, net of unamortized premiums			(47)			(48)
			8,668			8,989
Equity-accounted borrowings			(1,933)			(1,972)
Non-controlling interests			3,779			3,701
As per IFRS Statements			$10,514			$10,718

(1)	As at June 30, 2019, includes $322 million (2018: $nil) on deposit from Brookfield.

(2)	Excludes $38 million of proportionate debt associated with our portfolios in South Africa that are classified as held for sale as at June 30, 2019 (2018: $60 million).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at June 30, 2019:

(MILLIONS)	Balance of 2019	2020	2021	2022	2023	Thereafter	Total
Debt Principal repayments
Corporate borrowings(1)	—	344	—	305	—	1,353	2,002

Non-recourse borrowings
Credit facilities	108	—	7	2	57	—	174
Hydro	44	363	12	205	439	1,759	2,822
Wind	10	—	—	96	101	286	493
Solar	—	—	—	53	113	221	387
Storage and other	—	—	58	—	—	155	213
	162	363	77	356	710	2,421	4,089
Amortizing debt principal repayments
Non-recourse borrowings
Hydro	32	42	55	59	56	527	771
Wind	49	105	107	105	105	781	1,252
Solar	23	39	41	44	43	388	578
Storage and other	5	3	3	3	4	5	23
	109	189	206	211	208	1,701	2,624
Total	271	896	283	872	918	5,475	8,715

(1)
Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn. Includes $322 million on deposit from Brookfield.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2023 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Cash flow provided by (used in):
Operating activities	368	263	739	563
Financing activities	(221)	8	(509)	(587)
Investing activities	$5	$(426)	$(74)	$(530)
Foreign exchange gain (loss) on cash	1	(12)	1	(8)
Increase (decrease) in cash and cash equivalents	$153	$(167)	$157	$(562)
Operating Activities
Cash flows provided by operating activities for the three and six months ended June 30, 2019 totaled $368 million and $739 million, respectively, compared to $263 million and $563 million in 2018. The relative increases in cash flows from operating activities of $105 million and $176 million were primarily attributable to the strong performance and growth of our businesses in the current period as reflected by our higher net income and Funds From Operations, relative to the prior period.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Trade receivables and other current assets	$52	$12	$58	$13
Accounts payable and accrued liabilities	(36)	(12)	(41)	(54)
Other assets and liabilities	12	(31)	(15)	(22)
	$28	$(31)	$2	$(63)
Financing Activities
Cash flows used in financing activities totaled $221 million for the second quarter of 2019. Distributions paid during the period were partially offset by proceeds received from non-recourse financings.
Cash flows used in financing activities totaled $509 million for the six months ended June 30, 2019, due primarily to the proceeds raised from issuance of C$175 million Series 15 Preferred Units ($126 million, net of transaction fees) and proceeds from the sale of a 25% interest in a select portfolio of Canadian hydroelectric assets. These were offset by repayments of borrowings, primarily the corporate credit facility, and the distributions noted below.
We increased our distributions to $2.06 per LP Unit on an annualized basis, an increase of 10 cents per LP Unit which took effect in the first quarter of 2019.
For the three and six months ended June 30, 2019, distributions paid to unitholders of Brookfield Renewable or BRELP were $171 million and $342 million, respectively (2018: $161 million and $321 million). The distributions paid to preferred shareholders, preferred limited partners' unitholders and participating non-controlling interests - in operating subsidiaries totaled $280 million and $429 million, respectively (2018: $197 million and $388 million).
Investing Activities
Cash flows provided by investing activities for the first quarter of 2019 totaled $5 million. Our acquisitions and investments in the development of power generating assets and sustaining capital expenditures totaled $60 million, offset by proceeds received from the completed the sale of certain of our assets in South Africa.
Cash flows used in investing activities for the six months ended June 30, 2019 totaled $74 million. Our acquisitions and investments in the development of power generating assets and sustaining capital expenditures totaled $89 million.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

SHARES AND UNITS OUTSTANDING
Shares and units outstanding are as follows:

(MILLIONS, EXCEPT AS NOTED)	Jun 30, 2019	Dec 31, 2018
Class A Preference Shares(1)	31,035,967	31,035,967
Preferred Units(2)
Balance, beginning of year	37,885,496	27,885,496
Issuance	7,000,000	10,000,000
Balance, end of period/year	44,885,496	37,885,496
GP interest	2,651,506	2,651,506
Redeemable/Exchangeable partnership units	129,658,623	129,658,623
LP Units
Balance, beginning of year	178,821,204	180,388,361
Distribution reinvestment plan	105,248	289,641
Repurchase of LP Units for cancellation	(20,000)	(1,856,798)
Balance, end of period/year	178,906,452	178,821,204
Total LP Units on a fully-exchanged basis(3)	308,565,075	308,479,827

(1)
Class A Preference Shares are broken down by series as follows: 5,449,675 Series 1 Class A Preference Shares are outstanding; 4,510,389 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.

(2)
Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); and 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024).

(3)	The fully-exchanged amounts assume the exchange of all Redeemable/ Exchangeable partnership units for LP Units.
DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions declared and paid are as follows:

	Three months ended Jun 30				Six months ended Jun 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2019	2018	2019	2018	2019	2018	2019	2018
Class A Preference Shares	$7	$6	$7	$6	$13	$13	$13	$13
Class A Preferred LP Units	$11	$9	$11	$10	$21	$18	$20	$17
Participating non-controlling interests - in operating subsidiaries	$262	$176	$262	$176	$396	$357	$396	$357
GP interest and Incentive distributions	$13	$11	$14	$11	$28	$23	$27	$22
Redeemable/Exchangeable partnership units	$67	$64	$67	$63	$135	$128	$134	$127
LP Units	$92	$88	$90	$87	$185	$178	$181	$172

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

CONTRACTUAL OBLIGATIONS
Please see Note 18 - Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:

•	Commitments - Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;

•	Contingencies - Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit;

•	Guarantees - Nature of all the indemnification undertakings.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at June 30, 2019, letters of credit issued amounted to $226 million (2018: $77 million).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 6 - SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters on a consolidated basis:

	2019		2018				2017
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Generation (GWh) - LTA	14,252	13,493	13,485	12,113	13,521	12,852	12,198	9,098
Total Generation (GWh) - actual	14,881	14,125	14,445	11,609	13,122	12,880	11,913	9,370
Proportionate Generation (GWh) - LTA	7,109	6,698	6,602	5,956	6,935	6,351	6,030	5,053
Proportionate Generation (GWh) - actual	7,602	7,246	7,052	5,552	6,455	6,694	5,890	5,198
Revenues	$787	$825	$780	$674	$735	$793	$657	$608
Net income (loss) attributable to Unitholders	17	43	91	(55)	(2)	8	(67)	(43)
Basic earnings (loss) per LP Unit	0.05	0.14	0.29	(0.18)	(0.01)	0.03	(0.22)	(0.14)
Consolidated Adjusted EBITDA	630	652	604	494	543	582	454	381
Proportionate Adjusted EBITDA	400	395	371	277	324	351	296	232
Funds From Operations	230	227	206	105	172	193	143	91
Funds From Operations per Unit	0.74	0.73	0.66	0.33	0.55	0.62	0.46	0.29
Distribution per LP Unit	0.515	0.515	0.490	0.490	0.490	0.490	0.468	0.468

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	7,983	7,178	6,883	7,261	$539	$489	$406	$356	$320	$269	$146	$133
Brazil	2,156	1,940	1,978	1,935	123	132	91	95	73	78	33	3
Colombia	1,626	1,640	1,667	1,688	118	106	73	62	51	42	37	30
	11,765	10,758	10,528	10,884	780	727	570	513	444	389	216	166
Wind
North America	1,611	1,308	1,909	1,488	121	108	88	79	52	50	(18)	(12)
Europe	478	272	531	288	50	29	35	18	28	11	—	(3)
Brazil	253	262	260	264	16	18	11	13	6	9	1	(6)
Asia	91	69	89	76	5	5	3	3	2	1	1	(4)
	2,433	1,911	2,789	2,116	192	160	137	113	88	71	(16)	(25)
Solar	486	290	490	286	89	48	74	41	45	26	13	—
Storage & Other	164	190	—	—	45	37	21	19	14	12	1	(11)
Corporate	—	—	—	—	—	—	(7)	(11)	(134)	(133)	(154)	(124)
Total	14,848	13,149	13,807	13,286	1,106	972	795	675	457	365	60	6

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the six months ended June 30, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	539	123	118	121	50	16	5	89	45	—	1,106	(189)	695	1,612
Other income	9	3	—	2	1	—	—	2	—	4	21	(6)	10	25
Direct operating costs	(142)	(35)	(45)	(35)	(16)	(5)	(2)	(17)	(24)	(11)	(332)	56	(230)	(506)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	139	12	151
Adjusted EBITDA	406	91	73	88	35	11	3	74	21	(7)	795	—	487
Management service costs	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Interest expense - borrowings	(80)	(12)	(16)	(35)	(7)	(4)	(1)	(29)	(7)	(49)	(240)	50	(161)	(351)
Current income taxes	(6)	(6)	(6)	(1)	—	(1)	—	—	—	—	(20)	1	(20)	(39)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(21)	(21)	—	—	(21)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(51)	(9)	(60)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(297)	(297)
Funds From Operations	320	73	51	52	28	6	2	45	14	(134)	457	—	—
Depreciation	(111)	(44)	(10)	(79)	(23)	(9)	(2)	(28)	(12)	(2)	(320)	69	(149)	(400)
Foreign exchange and unrealized financial instrument loss	3	3	(1)	(1)	(9)	(1)	—	4	(1)	(28)	(31)	5	(4)	(30)
Deferred income tax expense	(40)	2	(4)	17	6	—	(1)	16	—	18	14	(36)	(12)	(34)
Other	(26)	(1)	1	(7)	(2)	5	2	(24)	—	(8)	(60)	21	36	(3)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(59)	—	(59)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	129	129
Net income (loss) attributable to Unitholders(2)	146	33	37	(18)	—	1	1	13	1	(154)	60	—	—	60

(1)
Share of earnings from equity-accounted investments of $32 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $168 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the six months ended June 30, 2018:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	489	132	106	108	29	18	5	48	37	—	972	(97)	653	1,528
Other income	5	2	1	1	1	—	—	3	—	1	14	(4)	9	19
Direct operating costs	(138)	(39)	(45)	(30)	(12)	(5)	(2)	(10)	(18)	(12)	(311)	32	(224)	(503)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	69	12	81
Adjusted EBITDA	356	95	62	79	18	13	3	41	19	(11)	675	—	450
Management service costs	—	—	—	—	—	—	—	—	—	(42)	(42)	—	—	(42)
Interest expense - borrowings	(84)	(12)	(20)	(28)	(6)	(4)	(2)	(15)	(7)	(48)	(226)	25	(157)	(358)
Current income taxes	(3)	(5)	—	(1)	(1)	—	—	—	—	—	(10)	1	(5)	(14)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(26)	(10)	(36)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(278)	(278)
Funds From Operations	269	78	42	50	11	9	1	26	12	(133)	365	—	—
Depreciation	(113)	(71)	(10)	(55)	(17)	(7)	(2)	(13)	(12)	—	(300)	29	(148)	(419)
Foreign exchange and unrealized financial instrument loss	1	(1)	1	3	5	(8)	(1)	(3)	(2)	13	8	(6)	(27)	(25)
Deferred income tax expense	(6)	1	(3)	(5)	1	—	—	—	—	9	(3)	(1)	(9)	(13)
Other	(18)	(4)	—	(5)	(3)	—	(2)	(10)	(9)	(13)	(64)	17	(7)	(54)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(39)	—	(39)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	191	191
Net income (loss) attributable to Unitholders(2)	133	3	30	(12)	(3)	(6)	(4)	—	(11)	(124)	6	—	—	6

(1)
Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $87 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table reconciles net income attributable to Limited partners' equity and earnings per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, Funds From Operations per Unit and Adjusted EBITDA, all non-IFRS financial metrics for the six months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Net income attributable to:
Limited partners' equity	$34	$4	$0.19	$0.02
General partnership interest in a holding subsidiary held by Brookfield	1	—	—	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	25	2	—	—
Net income attributable to Unitholders	$60	$6	$0.19	$0.02
Adjusted for proportionate share of:
Depreciation	321	300	1.03	0.96
Foreign exchange and unrealized financial instruments (gain) loss	31	(8)	0.10	(0.02)
Deferred income tax expense	(14)	3	(0.04)	0.01
Other	59	64	0.19	0.20
Funds From Operations	$457	$365	$1.47	$1.17
Weighted average Units outstanding(1)			311.1	312.7

(1)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 7 - CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 - Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 - Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2018 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
(i) IFRS 3 - Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3 Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. Brookfield Renewable has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, Brookfield Renewable will allocate the transaction price and transaction costs to the individual identified assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to the Brookfield Renewable’s accounting policy.
(ii) IFRS 16 - Leases
On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application was recognized in retained earnings on January 1, 2019. As a result, Brookfield Renewable has changed its accounting policy for lease contracts as detailed below.
Definition of a lease
Previously, Brookfield Renewable determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, Brookfield Renewable assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 1(c).
On transition to IFRS 16, Brookfield Renewable elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Brookfield Renewable applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.
Leases classified as operating leases under IAS 17
At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at Brookfield Renewable’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.
Brookfield Renewable used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than twelve months of lease term; and

•	Excluded initial direct costs from measuring the right-of-use assets at the date of initial application.
Leases classified as finance leases under IAS 17
For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.
Impacts on financial statements
On transition to IFRS 16, Brookfield Renewable recognized an additional $145 million of right-of-use assets and $147 million of lease liabilities, recognizing the difference in equity.
When measuring lease liabilities, Brookfield Renewable discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.5%. The difference between the operating lease commitments disclosed at December 31, 2018 of $250 million and leases liabilities recognized at January 1, 2019 of $147 million is primarily due to the time value of money.
FUTURE CHANGES IN ACCOUNTING POLICIES
There are currently no future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the six months ended June 30, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
In July 2019, Brookfield Renewable, along with its institutional partners, acquired 100% of the second 105 MW wind portfolio in India for total consideration of INR 2.2 billion (~$32 million).
Subsequent to quarter-end, Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately $500 million to acquire a 50% interest in X-Elio, a global independent solar platform. The transaction is expected to close in the fourth quarter of 2019, subject to closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Subsequent to quarter-end, TerraForm Power entered into an agreement to acquire a large-scale distributed generation business in the United States with 322 MW of recently constructed, fully contracted portfolio capacity. The transaction is expected to close in the fourth quarter of 2019, subject to closing conditions.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 8 - PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public LP Unitholders and Brookfield, Redeemable/Exchangeable Limited Partnership Units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable Partnership Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable Partnership Units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 40% is held by the public.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects over a period of 14 to 20 years.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our North American pumped storage and cogeneration facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil, Europe and India renewable power generating operations as well as the entity that owns the renewable power generating operations acquired as part of the investment in TerraForm Global. Brookfield Renewable has also entered into voting agreements with its consortium partners in respect of the Colombian operations and a portfolio of select Canadian hydroelectric assets. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable has also entered into a voting agreement with Brookfield, whereby Brookfield Renewable gained certain rights in respect of the partnership that controls TerraForm Power and its subsidiaries. This voting agreement provides Brookfield Renewable the authority to direct the election of one member of the Board of Directors of the relevant entity, among other things, and therefore provides Brookfield Renewable with significant influence over the partnership that controls TerraForm Power. Accordingly, Brookfield Renewable equity accounts for the partnership that controls TerraForm Power.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) – Critical judgments in applying accounting policies - Common control transactions in our December 31, 2018 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in Transalta Corporation. The corporate segment represents all activity performed above the individual segments for the business.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 - Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 - Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 - Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:

•
The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•	Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis to Unitholders.
Funds From Operations and Funds From Operations per Unit
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our unaudited interim consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 9 - CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, financing and refinancing opportunities, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, due to climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the hydrological balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations or investments; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; and Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or our unitholders.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This Interim Report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 6 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED (MILLIONS, EXCEPT AS NOTED)		Three months ended Jun 30		Six months ended Jun 30
	Notes	2019	2018	2019	2018
Revenues	19	$787	$735	$1,612	$1,528
Other income		17	10	25	19
Direct operating costs		(252)	(247)	(506)	(503)
Management service costs	19	(23)	(21)	(44)	(42)
Interest expense - borrowings	9	(178)	(178)	(351)	(358)
Share of earning from equity-accounted investments	13	—	6	32	6
Foreign exchange and unrealized financial instrument loss	5	(12)	(33)	(30)	(25)
Depreciation	8	(200)	(206)	(400)	(419)
Other		(1)	(10)	(3)	(54)
Income tax expense
Current	7	(15)	(7)	(39)	(14)
Deferred	7	(14)	(4)	(34)	(13)
		(29)	(11)	(73)	(27)
Net income		$109	$45	$262	$125
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	10	$74	$31	$168	$87
General partnership interest in a holding subsidiary held by Brookfield	10	1	—	1	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	10	7	(1)	25	2
Preferred equity	10	7	6	13	13
Preferred limited partners' equity	11	11	10	21	19
Limited partners' equity	12	9	(1)	34	4
		$109	$45	$262	$125
Basic and diluted (loss) earnings per LP Unit		$0.05	$(0.01)	$0.19	$0.02
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended Jun 30		Six months ended Jun 30
	Notes	2019	2018	2019	2018
Net income		$109	$45	$262	$125
Other comprehensive income (loss) that will not be reclassified to net income
Revaluations of property, plant and equipment		—	179	—	176
Actuarial (loss) gain on defined benefit plans		(8)	1	(13)	5
Deferred income taxes on above items		4	(51)	4	(51)
Total items that will not be reclassified to net income		(4)	129	(9)	130
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		33	(637)	168	(408)
(Losses) gains arising during the period on financial instruments designated as cash-flow hedges	5	6	(3)	2	14
Unrealized gain on foreign exchange swaps net investment hedge	5	7	57	1	61
Unrealized (loss) gain on investments in equity securities	5	(3)	(4)	23	(11)
Reclassification adjustments for amounts recognized in net income	5	(4)	3	—	14
Deferred income taxes on above items		2	(5)	1	(16)
Total items that may be reclassified subsequently to net income		41	(589)	195	(346)
Other comprehensive income (loss)		37	(460)	186	(216)
Comprehensive income (loss)		$146	$(415)	$448	$(91)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	10	76	(118)	253	139
General partnership interest in a holding subsidiary held by Brookfield	10	—	(3)	1	(2)
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	10	18	(126)	58	(98)
Preferred equity	10	17	(4)	36	(13)
Preferred limited partners' equity	11	11	10	21	19
Limited partners' equity	12	$24	$(174)	$79	$(136)
		146	(415)	448	(91)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	Jun 30, 2019	Dec 31, 2018
Assets
Current assets
Cash and cash equivalents	14	$322	$173
Restricted cash	15	138	136
Trade receivables and other current assets	16	566	607
Financial instrument assets	5	46	60
Due from related parties	19	105	65
Assets held for sale	4	611	920
		1,788	1,961
Financial instrument assets	5	239	124
Equity-accounted investments	13	1,576	1,569
Property, plant and equipment	8	29,317	29,025
Goodwill		839	828
Deferred income tax assets	7	114	91
Other long-term assets		533	505
Total Assets		$34,406	$34,103
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$502	$533
Financial instrument liabilities	5	21	27
Cash on deposit and payables due to related parties	19	423	101
Non-recourse borrowings	9	597	495
Liabilities directly associated with assets held for sale	4	350	533
		1,893	1,689
Financial instrument liabilities	5	145	111
Corporate borrowings	9	1,674	2,328
Non-recourse borrowings	9	8,243	7,895
Deferred income tax liabilities	7	4,266	4,140
Other long-term liabilities		935	734
Equity
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	10	8,226	8,129
General partnership interest in a holding subsidiary held by Brookfield	10	65	66
Participating non-controlling interests - in a holding subsidiary ‑ Redeemable/Exchangeable units held by Brookfield	10	3,166	3,252
Preferred equity	10	591	568
Preferred limited partners' equity	11	833	707
Limited partners' equity	12	4,369	4,484
Total Equity		17,250	17,206
Total Liabilities and Equity		$34,406	$34,103
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Participating non-controlling interests - in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests - in a holding subsidiary - Redeemable /Exchangeable units held by Brookfield	Total equity
Balance, as at March 31, 2019	$(810)	$(644)	$5,921	$(7)	$(36)	$18	$4,442	$833	$580	$8,456	$66	$3,221	$17,598
Net income	9	—	—	—	—	—	9	11	7	74	1	7	109
Other comprehensive income (loss)	—	21	1	(2)	(2)	(3)	15	—	10	2	(1)	11	37
Capital contributions (Note 10)	—	—	—	—	—	—	—	—	—	10	—	—	10
Disposals (Note 3)	—	—	—	—	—	—	—	—	—	(53)	—	—	(53)
Distributions or dividends declared	(92)	—	—	—	—	—	(92)	(11)	(7)	(262)	(13)	(67)	(452)
Distribution reinvestment plan	1	—	—	—	—	—	1	—	—	—	—	—	1
Other	10	(2)	(4)	—	—	(10)	(6)	—	1	(1)	12	(6)	—
Change in period	(72)	19	(3)	(2)	(2)	(13)	(73)	—	11	(230)	(1)	(55)	(348)
Balance as at June 30, 2019	$(882)	$(625)	$5,918	$(9)	$(38)	$5	$4,369	$833	$591	$8,226	$65	$3,166	$17,250

Balance, as at March 31, 2018	$(347)	$(347)	$4,615	$(8)	$(23)	$11	$3,901	$707	$600	$6,404	$57	$2,804	14,473
Net income (loss)	(1)	—	—	—	—	—	(1)	10	6	31	—	(1)	45
Other comprehensive income (loss)	—	(186)	12	1	2	(2)	(173)	—	(10)	(149)	(3)	(125)	(460)
LP Units purchased for cancellation	(8)	—	—	—	—	—	(8)	—	—	—	—	—	(8)
Distributions or dividends declared	(88)	—	—	—	—	—	(88)	(10)	(7)	(181)	(11)	(64)	(361)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	2
Other	(6)	—	1	—	—	—	(5)	—	—	35	10	(5)	35
Change in period	(101)	(186)	13	1	2	(2)	(273)	—	(11)	(264)	(4)	(195)	(747)
Balance as at June 30, 2018	$(448)	$(533)	$4,628	$(7)	$(21)	$9	$3,628	$707	$589	$6,140	$53	$2,609	$13,726
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED SIX MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Participating non-controlling interests - in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests - in a holding subsidiary - Redeemable /Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2018	$(948)	$(652)	$6,120	$(6)	$(34)	$4	$4,484	$707	$568	$8,129	$66	$3,252	$17,206
Net income	34	—	—	—	—	—	34	21	13	168	1	25	262
Other comprehensive income (loss)	—	41	1	(4)	(4)	11	45	—	23	85	—	33	186
Preferred LP Units issued (Note 11)	—	—	—	—	—	—	—	126	—	—	—	—	126
LP Units purchased for cancellation (Note 12)	(1)	—	—	—	—	—	(1)	—	—	—	—	—	(1)
Capital contributions (Note 10)	—	—	—	—	—	—	—	—	—	298	—	—	298
Disposals (Note 3)	—	—	—	—	—	—	—	—	—	(53)	—	—	(53)
Distributions or dividends declared	(185)	—	—	—	—	—	(185)	(21)	(13)	(396)	(28)	(135)	(778)
Distribution reinvestment plan	3	—	—	—	—	—	3	—	—	—	—	—	3
Other	215	(14)	(203)	1	—	(10)	(11)	—	—	(5)	26	(9)	1
Change in period	66	27	(202)	(3)	(4)	1	(115)	126	23	97	(1)	(86)	44
Balance, as at June 30, 2019	$(882)	$(625)	$5,918	$(9)	$(38)	$5	$4,369	$833	$591	$8,226	$65	$3,166	$17,250

Balance, as at December 31, 2017	(259)	(378)	4,616	(9)	(29)	15	3,956	511	616	6,298	58	2,843	14,282
Net income	4	—	—	—	—	—	4	19	13	87	—	2	125
Other comprehensive income (loss)	—	(155)	11	2	8	(6)	(140)	—	(26)	52	(2)	(100)	(216)
Preferred LP Units issued	—	—	—	—	—	—	—	196	—	—	—	—	196
LP Units purchased for cancellation	(8)	—	—	—	—	—	(8)	—	—	—	—	—	(8)
Capital contributions	—	—	—	—	—	—	—	—	—	4	—	—	4
Acquisition	—	—	—	—	—	—	—	—	—	21	—	—	21
Distributions or dividends declared	(178)	—	—	—	—	—	(178)	(19)	(14)	(357)	(23)	(128)	(719)
Distribution reinvestment plan	5	—	—	—	—	—	5	—	—	—	—	—	5
Other	(12)	—	1	—	—	—	(11)	—	—	35	20	(8)	36
Change in period	(189)	(155)	12	2	8	(6)	(328)	196	(27)	(158)	(5)	(234)	(556)
Balance, as at June 30, 2018	$(448)	$(533)	$4,628	$(7)	$(21)	$9	$3,628	$707	$589	$6,140	$53	$2,609	$13,726
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	Notes	2019	2018	2019	2018
Operating activities
Net income		$109	$45	$262	$125
Adjustments for the following non-cash items:
Depreciation	8	200	206	400	419
Unrealized foreign exchange and financial instruments loss	5	11	33	31	25
Share of earnings from equity-accounted investments	13	—	(6)	(32)	(6)
Deferred income tax expense	7	14	4	34	13
Other non-cash items		33	9	50	24
Dividends received from equity-accounted investments	13	14	12	28	14
Changes in due to or from related parties		(41)	(9)	(36)	12
Net change in working capital balances		28	(31)	2	(63)
		368	263	739	563
Financing activities
Corporate credit facilities, net	9	(26)	173	(721)	180
Proceeds from non-recourse borrowings	9	852	299	945	1,390
Repayment of non-recourse borrowings	9	(573)	(298)	(666)	(1,840)
Capital contributions from participating non-controlling interests - in operating subsidiaries	10	10	—	257	4
Issuance of preferred limited partnership units	11	—	—	126	196
Repurchase of LP Units	12	—	(8)	(1)	(8)
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	10	(262)	(181)	(396)	(357)
To preferred shareholders	10	(7)	(6)	(13)	(13)
To preferred limited partners' unitholders	11	(11)	(10)	(20)	(18)
To unitholders of Brookfield Renewable or BRELP	9, 11	(171)	(161)	(342)	(321)
Borrowings from related party	19	322	200	922	200
Repayments to related party	19	(355)	—	(600)	—
		(221)	8	(509)	(587)
Investing activities
Investment in equity accounted investments		(4)	(420)	(4)	(420)
Acquisitions net of cash and cash equivalents in acquired entity	2	(26)	—	(26)	(12)
Investment in property, plant and equipment	8	(34)	(42)	(63)	(94)
Proceeds from disposal of assets	3	82	—	82	—
(Investment in) disposal of securities	5	(79)	(13)	(74)	25
Restricted cash and other		66	49	11	(29)
		5	(426)	(74)	(530)
Foreign exchange gain (loss) on cash		1	(12)	1	(8)
Cash and cash equivalents
Increase (decrease)		153	(167)	157	(562)
Net change in cash classified within assets held for sale		(8)	—	(8)	—
Balance, beginning of period		177	404	173	799
Balance, end of period		$322	$237	$322	$237
Supplemental cash flow information:
Interest paid		$176	$185	$319	$315
Interest received		$6	$5	$10	$12
Income taxes paid		$18	$10	$37	$23
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. ("Brookfield Renewable") consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term "Brookfield Renewable" means Brookfield Renewable Partners L.P. and its controlled entities.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited ("BRPL"). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. ("Brookfield Asset Management"). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as "Brookfield" in these financial statements.
Brookfield Renewable's non-voting limited partnership units ("LP Units") are traded under the symbol "BEP" on the New York Stock Exchange and under the symbol "BEP.UN" on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners" equity are traded under the symbols "BEP.PR.E", "BEP.PR.G", "BEP.PR.I", "BEP.PR.K", "BEP.PR.M" and "BEP.PR.O" respectively, on the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2018 audited consolidated financial statements. Except for the recently adopted IFRS 16, Leases (“IFRS 16”) and the early adopted amendment to IFRS 3, Business combinations (“IFRS 3”), the interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2018 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on July 31, 2019.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, INR and ZAR are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, Colombian pesos, Indian Rupees, and South African Rand, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
Consolidation
These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(c) Changes to lease accounting policy
Brookfield Renewable has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 – Leases (“IAS 17”) and IFRIC 4 – Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of changes is disclosed in Note 1(d).
Policy applicable from January 1, 2019
At inception of a contract, Brookfield Renewable assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, Brookfield Renewable assesses whether:

•
the contract specified explicitly or implicitly the use of an identified asset, and that is physically distinct or represents substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

•	Brookfield Renewable has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•
Brookfield Renewable has the right to direct the use of the asset. Brookfield Renewable has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, Brookfield Renewable has the right to direct the use of the asset if either:

◦	Brookfield Renewable has the right to operate the asset; or

◦	Brookfield Renewable designed the asset in a way that predetermines how and for what purpose it will be used.
This policy is applied to contracts entered into, or changed, on or after January 1, 2019.
At inception or on reassessment of a contract that contains a lease component, Brookfield Renewable allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, Brookfield Renewable has elected not to separate non-lease components and, therefore, accounts for the lease and non-lease components as a single lease component.
Accounting as a lessee under IFRS 16
Brookfield Renewable recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Brookfield Renewable’s incremental borrowing rate. Generally, Brookfield Renewable uses its incremental borrowing rate as the discount rate.
Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	Amounts expected to be payable under a residual value guarantee; and

•
The exercise price under a purchase option that Brookfield Renewable is reasonably certain to exercise, lease payments in an optional renewable period if Brookfield Renewable is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Brookfield Renewable is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Brookfield Renewable’s estimate of the amount expected to be payable under a residual value guarantee, or if Brookfield Renewable changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income if the carrying amount of the right-of-use asset has been reduced to zero.
Brookfield Renewable presents right-of-use assets in Property, plant and equipment and lease liabilities in Other long-term liabilities in the consolidated statement of financial position as at June 30, 2019.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Short-term leases and leases of low-value assets
Brookfield Renewable has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. Brookfield Renewable recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
Policy applicable before January 1, 2019
For contracts entered into before January 1, 2019, Brookfield Renewable determined whether that arrangement was or contained a lease based on the assessment of whether:

•	Fulfillment of the arrangement was dependent on the use of a specific asset or assets; and

•	The arrangement had conveyed a right to use the asset. An arrangement conveyed a right to use the asset if one of the following was met:

◦	The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;

◦	The purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or

◦
Facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the market price per unit of output.

Accounting as a lessee under IAS 17
In the comparative period, as a lessee Brookfield Renewable classified leases that transfer substantially all of the risks and rewards of ownership as finance leases. When this was the case, the lease assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.
Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.
Assets held under other leases were classified as operating leases and were not recognized in Brookfield Renewable’s consolidated statements of financial position. Payments made under operating leases were recognized in the consolidated statements of income on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.
(d) Recently adopted accounting standards
Except for the changes below, Brookfield Renewable has consistently applied the accounting policies to all periods presented in these consolidated financial statements.
IFRS 3 – Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. Brookfield Renewable has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, Brookfield Renewable will allocate the transaction price and transaction costs to the individual identified assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to Brookfield Renewable’s accounting policy.
IFRS 16 – Leases
On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. As a result, Brookfield Renewable has changed its accounting policy for lease contracts as detailed below.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Definition of a lease
Previously, Brookfield Renewable determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, Brookfield Renewable assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 1(c).
On transition to IFRS 16, Brookfield Renewable elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Brookfield Renewable applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.
Leases classified as operating leases under IAS 17
At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at Brookfield Renewable’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.
Brookfield Renewable used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use asset and liabilities for leases with less than twelve months of lease term; and

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.
Leases classified as finance leases under IAS 17
For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.
Impacts on financial statements
On transition to IFRS 16, Brookfield Renewable recognized an additional $145 million of right-of-use assets and $147 million of lease liabilities, recognizing the difference in retained earnings.
When measuring lease liabilities, Brookfield Renewable discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.5%. The difference between the operating lease commitments disclosed at December 31, 2018 of $250 million and leases liabilities recognized at January 1, 2019 of $147 million is primarily due to the time value of money.
2. ACQUISITIONS
India Wind Portfolio
On June 7, 2019, Brookfield Renewable, along with its institutional partners, completed the first phase of acquiring a 210 MW wind portfolio in India, consisting of two 105 MW wind portfolios.
Upon completing Phase I of the acquisition, Brookfield Renewable acquired 100% of the first 105 MW wind portfolio for consideration of INR 2.4 billion ($35 million), plus a contingent payment expected to be INR 0.4 billion ($6 million). The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income.
Brookfield Renewable has a voting agreement with an affiliate of Brookfield that ultimately controls the wind portfolio. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of the directors of the Brookfield affiliate that ultimately controls and operates the wind portfolios.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the first wind portfolio would have been INR 496 million ($7 million) for the six months ended June 30, 2019.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The purchase price allocation, at fair value, with respect to the acquisition of the first wind portfolio is as follows:

(MILLIONS)	Axis Wind
Restricted cash	2
Trade receivables and other current assets	6
Property, plant and equipment	128
Other non-current assets	7
Current portion of non-recourse borrowings	(5)
Financial instruments	(2)
Non-recourse borrowings	(83)
Deferred income tax liabilities	(8)
Other long-term liabilities	(4)
Fair value of net assets acquired	41
Purchase price	41
In July 2019, Brookfield Renewable, along with its institutional partners, acquired 100% of the second 105 MW wind portfolio in India for total consideration of INR 2.2 billion (~$32 million).
3. DISPOSAL OF ASSETS
On May 24, 2019, Brookfield Renewable, along with its institutional partners, sold its interest in an 80 MW portfolio of wind and solar facilities in South Africa to a third party for total consideration of ZAR 1,315 million ($90 million), including a cash payment of ZAR 1,260 million ($86 million) and deferred consideration of ZAR 55 million ($4 million). This resulted in a loss on disposition of $5 million recognized in the consolidated statements of income under Other. The total proceeds, net of foreign exchange contract settlements, was $108 million ($33 million net to Brookfield Renewable). Immediately prior to the classification of the portfolio as held for sale in 2018, Brookfield Renewable performed a revaluation of the property, plant and equipment and recorded a fair value uplift of $24 million, in line with its election to apply the revaluation method. Brookfield Renewable’s interest in the portfolio was approximately 31%. As a result of the disposition, Brookfield Renewable's portion of the accumulated revaluation surplus of $7 million post-tax was reclassified from other comprehensive income directly to equity and noted as an Other item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposal of the portfolio is shown below:

(MILLIONS)
Net proceeds	$90
Carrying value of net assets held for sale
Assets	336
Liabilities	(188)
Non-controlling interests	(53)
95
Loss on disposal	$(5)

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

4.  ASSETS HELD FOR SALE
As at June 30, 2019, assets held for sale within Brookfield Renewable's operating segments include portfolios of solar assets in Thailand and Malaysia, and South Africa. The sales of these assets are expected to be completed in the second half of 2019.
The following is a summary of the major items of assets and liabilities classified as held for sale as at June 30, 2019:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Assets
Cash and cash equivalents	$16	$8
Restricted cash	31	47
Trade receivables and other current assets	19	28
Property, plant and equipment	478	749
Goodwill	—	22
Other long-term assets	67	66
Assets held for sale	$611	$920
Liabilities
Current liabilities	$19	$23
Long-term debt	238	360
Other long-term liabilities	93	150
Liabilities directly associated with assets held for sale	$350	$533
In May 2019, Brookfield Renewable completed the partial sale of its South African portfolio, corresponding to 80 MW of wind and solar assets. See Note 3 - Disposal of assets.
5.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no material changes in exposure to these risks since the December 31, 2018 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 - inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 - inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 - inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Jun 30, 2019				Dec 31, 2018
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$322	$—	$—	$322	$173
Restricted cash(1)	184	—	—	184	181
Financial instrument assets(2)
Energy derivative contracts	—	26	—	26	3
Interest rate swaps	—	1	—	1	9
Foreign exchange swaps	—	29	—	29	55
Investments in equity securities	87	65	77	229	117
Property, plant and equipment	—	—	29,317	29,317	29,025
Liabilities measured at fair value:
Financial instrument liabilities(3)
Energy derivative contracts	—	—	—	—	(22)
Interest rate swaps	—	(157)	—	(157)	(116)
Foreign exchange swaps	—	(9)	—	(9)	—
Contingent consideration(3)	—	—	(3)	(3)	(3)
Assets for which fair value is disclosed:
Equity-accounted investments(4)	896	—	—	896	703
Liabilities for which fair value is disclosed:
Corporate borrowings	(1,791)	—	—	(1,791)	(2,367)
Non-recourse borrowing	(400)	(9,121)	—	(9,521)	(8,696)
Total	$(702)	$(9,166)	$29,391	$19,523	$19,062

(1)	Includes both the current amount and long-term amount included in Other long-term assets.

(2)	Includes both current and long-term amounts.

(3)	Amount relates to business combinations with obligations lapsing in 2024.

(4)	The fair value corresponds to Brookfield Renewable's investment in publicly-quoted common shares of TerraForm Power, Inc.
There were no transfers between levels during the six months ended June 30, 2019.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	Jun 30, 2019			Dec 31, 2018
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$26	$—	$26	$(19)
Interest rate swaps	1	157	(156)	(107)
Foreign exchange swaps	29	9	20	55
Investments in equity securities	229	—	229	117
Total	285	166	119	46
Less: current portion	46	21	25	33
Long-term portion	$239	$145	$94	$13

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

(a)   Energy derivative contracts
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Investments in equity securities
Brookfield Renewable's investments in equity securities consist of investments in publicly-quoted and non-publicly quoted securities which are recorded on the statement of financial position at fair value.
The following table reflects the unrealized gains (losses) included in Foreign exchange and unrealized financial instrument loss in the interim consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Energy derivative contracts	$6	$(2)	$12	$2
Interest rate swaps	(19)	15	(32)	20
Foreign exchange swaps - cash flow	(8)	62	(19)	46
Foreign exchange gain (loss)	9	(108)	9	(93)
	$(12)	$(33)	$(30)	$(25)
The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income (loss):

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Energy derivative contracts	$25	$(4)	$38	$3
Interest rate swaps	(19)	1	(36)	11
	6	(3)	2	14
Foreign exchange swaps - net investment	7	57	1	61
Investments in equity securities	(3)	(4)	23	(11)
	$10	$50	$26	$64
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Energy derivative contracts	$(8)	$—	$(7)	$8
Interest rate swaps	4	3	7	6
	$(4)	$3	$—	$14

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

6. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in TransAlta Corporation ("TransAlta"). The corporate segment represents all activity performed above the individual segments for the business.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items.
Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	275	58	56	58	22	9	3	51	21	—	553	(98)	332	787
Other income	8	2	—	—	1	—	—	1	—	2	14	(2)	5	17
Direct operating costs	(72)	(18)	(21)	(18)	(8)	(3)	(1)	(10)	(11)	(5)	(167)	27	(112)	(252)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	73	5	78
Adjusted EBITDA	211	42	35	40	15	6	2	42	10	(3)	400	—	230
Management service costs	—	—	—	—	—	—	—	—	—	(23)	(23)	—	—	(23)
Interest expense - borrowings	(39)	(6)	(8)	(16)	(4)	(2)	(1)	(15)	(3)	(25)	(119)	26	(85)	(178)
Current income taxes	(4)	(3)	(2)	(1)	—	—	—	—	—	—	(10)	—	(5)	(15)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(11)	(11)	—	—	(11)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(26)	(5)	(31)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(135)	(135)
Funds From Operations	168	33	25	23	11	4	1	27	7	(69)	230	—	—
Depreciation	(56)	(22)	(5)	(39)	(13)	(5)	(1)	(15)	(6)	(1)	(163)	36	(73)	(200)
Foreign exchange and unrealized financial instrument loss	1	4	(1)	(1)	(8)	—	—	4	—	(12)	(13)	4	(3)	(12)
Deferred income tax expense	(23)	1	(2)	1	1	—	—	—	—	12	(10)	(1)	(3)	(14)
Other	(11)	—	—	(6)	(2)	5	2	(12)	—	(3)	(27)	8	18	(1)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(47)	—	(47)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	61	61
Net income (loss) attributable to Unitholders(2)	79	16	17	(22)	(11)	4	2	4	1	(73)	17	—	—	17

(1)
Share of earnings from equity-accounted investments of $nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $74 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2018:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	228	63	53	54	12	10	3	30	20	—	473	(58)	320	735
Other income	5	1	—	—	1	—	—	1	—	—	8	(2)	4	10
Direct operating costs	(68)	(20)	(22)	(16)	(6)	(2)	(1)	(6)	(10)	(6)	(157)	19	(109)	(247)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	41	4	45
Adjusted EBITDA	165	44	31	38	7	8	2	25	10	(6)	324	—	219
Management service costs	—	—	—	—	—	—	—	—	—	(21)	(21)	—	—	(21)
Interest expense - borrowings	(40)	(5)	(10)	(14)	(3)	(2)	(1)	(9)	(3)	(23)	(110)	16	(84)	(178)
Current income taxes	(2)	(2)	—	—	(1)	—	—	—	—	—	(5)	1	(3)	(7)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(17)	(4)	(21)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(128)	(128)
Funds From Operations	123	37	21	24	3	6	1	16	7	(66)	172	—	—
Depreciation	(56)	(33)	(5)	(29)	(9)	(3)	(1)	(7)	(6)	—	(149)	17	(74)	(206)
Foreign exchange and unrealized financial instrument loss	(1)	(1)	4	3	6	(8)	(3)	(4)	—	5	1	(6)	(28)	(33)
Deferred income tax expense	(2)	1	(2)	1	1	—	—	1	—	4	4	(3)	(5)	(4)
Other	(8)	(2)	—	(5)	(3)	—	—	(4)	—	(8)	(30)	10	10	(10)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(18)	—	(18)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	97	97
Net income (loss) attributable to Unitholders(2)	56	2	18	(6)	(2)	(5)	(3)	2	1	(65)	(2)	—	—	(2)

(1)
Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $31 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	539	123	118	121	50	16	5	89	45	—	1,106	(189)	695	1,612
Other income	9	3	—	2	1	—	—	2	—	4	21	(6)	10	25
Direct operating costs	(142)	(35)	(45)	(35)	(16)	(5)	(2)	(17)	(24)	(11)	(332)	56	(230)	(506)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	139	12	151
Adjusted EBITDA	406	91	73	88	35	11	3	74	21	(7)	795	—	487
Management service costs	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Interest expense - borrowings	(80)	(12)	(16)	(35)	(7)	(4)	(1)	(29)	(7)	(49)	(240)	50	(161)	(351)
Current income taxes	(6)	(6)	(6)	(1)	—	(1)	—	—	—	—	(20)	1	(20)	(39)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(21)	(21)	—	—	(21)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(51)	(9)	(60)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(297)	(297)
Funds From Operations	320	73	51	52	28	6	2	45	14	(134)	457	—	—
Depreciation	(111)	(44)	(10)	(79)	(23)	(9)	(2)	(28)	(12)	(2)	(320)	69	(149)	(400)
Foreign exchange and unrealized financial instrument loss	3	3	(1)	(1)	(9)	(1)	—	4	(1)	(28)	(31)	5	(4)	(30)
Deferred income tax expense	(40)	2	(4)	17	6	—	(1)	16	—	18	14	(36)	(12)	(34)
Other	(26)	(1)	1	(7)	(2)	5	2	(24)	—	(8)	(60)	21	36	(3)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(59)	—	(59)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	129	129
Net income (loss) attributable to Unitholders(2)	146	33	37	(18)	—	1	1	13	1	(154)	60	—	—	60

(1)
Share of earnings from equity-accounted investments of $32 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $168 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2018:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	489	132	106	108	29	18	5	48	37	—	972	(97)	653	1,528
Other income	5	2	1	1	1	—	—	3	—	1	14	(4)	9	19
Direct operating costs	(138)	(39)	(45)	(30)	(12)	(5)	(2)	(10)	(18)	(12)	(311)	32	(224)	(503)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	69	12	81
Adjusted EBITDA	356	95	62	79	18	13	3	41	19	(11)	675	—	450
Management service costs	—	—	—	—	—	—	—	—	—	(42)	(42)	—	—	(42)
Interest expense - borrowings	(84)	(12)	(20)	(28)	(6)	(4)	(2)	(15)	(7)	(48)	(226)	25	(157)	(358)
Current income taxes	(3)	(5)	—	(1)	(1)	—	—	—	—	—	(10)	1	(5)	(14)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(26)	(10)	(36)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(278)	(278)
Funds From Operations	269	78	42	50	11	9	1	26	12	(133)	365	—	—
Depreciation	(113)	(71)	(10)	(55)	(17)	(7)	(2)	(13)	(12)	—	(300)	29	(148)	(419)
Foreign exchange and unrealized financial instrument loss	1	(1)	1	3	5	(8)	(1)	(3)	(2)	13	8	(6)	(27)	(25)
Deferred income tax expense	(6)	1	(3)	(5)	1	—	—	—	—	9	(3)	(1)	(9)	(13)
Other	(18)	(4)	—	(5)	(3)	—	(2)	(10)	(9)	(13)	(64)	17	(7)	(54)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(39)	—	(39)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	191	191
Net income (loss) attributable to Unitholders(2)	133	3	30	(12)	(3)	(6)	(4)	—	(11)	(124)	6	—	—	6

(1)
Share of loss from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $87 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table presents information on a segmented basis about certain items in Brookfield Renewable's statements of financial position:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at June 30, 2019
Cash and cash equivalents	$16	$13	$48	$23	$34	$3	$3	$31	$13	$—	$184	$(72)	$210	$322
Property, plant and equipment	11,150	1,900	1,634	2,495	803	345	72	1,349	682	—	20,430	(3,534)	12,421	29,317
Total assets	11,874	2,075	1,926	2,613	919	365	95	1,581	742	138	22,328	(2,474)	14,552	34,406
Total borrowings	3,014	197	482	1,218	410	75	67	1,013	237	2,002	8,715	(1,933)	4,054	10,836
Other liabilities	2,753	160	446	521	132	9	7	310	35	—	4,373	(542)	2,489	6,320
For the six months ended June 30, 2019:
Additions to property, plant and equipment	56	18	10	20	14	3	—	—	13	1	135	(12)	91	214
As at December 31, 2018
Cash and cash equivalents	$6	$37	$7	$30	$29	$5	$2	$41	$9	$3	$169	$(81)	$85	$173
Property, plant and equipment	11,498	1,907	1,609	2,480	819	348	36	1,354	686	(9)	20,728	(3,529)	11,826	29,025
Total assets	12,125	2,105	1,868	2,554	939	379	56	1,650	746	161	22,583	(2,483)	14,003	34,103
Total borrowings	2,995	198	419	1,210	463	75	31	1,021	249	2,328	8,989	(1,972)	3,701	10,718
Other liabilities	2,764	150	434	536	124	7	3	255	31	211	4,515	(511)	2,175	6,179
For the six months ended June 30, 2019:
Additions to property, plant and equipment	12	9	2	1	3	—	—	4	1	3	35	(5)	27	57

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Geographical Information
The following table presents consolidated revenue split by geographical region for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2019	2018	2019	2018
United States	$266	$245	$542	$495
Colombia	231	219	488	442
Canada	125	97	235	226
Brazil	99	106	199	209
Europe	27	24	69	68
Other	39	44	79	88
	$787	$735	$1,612	$1,528
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
United States	$12,711	$12,705
Colombia	6,753	6,665
Canada	5,852	5,705
Brazil	3,533	3,553
Europe	1,577	1,624
Other	467	342
	$30,893	$30,594
7. INCOME TAXES
Brookfield Renewable's effective income tax rate for the six months ended was 21.8% for the six months ended June 30, 2019 (2018: 17.8%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.
8. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydro	Wind	Solar	Other(1)	Total(2)
As at December 31, 2018		$24,679	$3,860	$228	$258	$29,025
IFRS 16 adoption (3)	1	79	62	—	4	145
Additions		57	8	—	4	69
Acquisitions through business combinations	2	—	128	—	—	128
Items recognized through OCI
Foreign currency translation		315	32	1	2	350
Items recognized through net income
Depreciation		(261)	(122)	(7)	(10)	(400)
As at June 30, 2019		$24,869	$3,968	$222	$258	$29,317

(1)	Includes storage, biomass and cogeneration.

(2)	Includes intangible assets of $11 million (2018: $11 million) and assets under construction of $347 million (2018: $388 million).

(3)
On January 1, 2019 Brookfield Renewable adopted IFRS 16. See Note 1 - Basis of preparation and significant accounting policies for additional details regarding the impact of the new accounting standard adoption.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

9. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings are presented in the following table:

	Jun 30, 2019				Dec 31, 2018
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities(1)	3.6	5	$—	$—	3.3	4	$721	$721
Medium Term Notes:
Series 4 (C$150)	5.8	17	115	$143	5.8	18	$110	$124
Series 7 (C$450)	5.1	1	344	358	5.1	2	330	342
Series 8 (C$400)	4.8	3	305	$327	4.8	3	293	309
Series 9 (C$400)	3.8	6	305	317	3.8	6	293	288
Series 10 (C$500)	3.6	8	382	$397	3.6	8	367	357
Series 11 (C$300)	4.3	10	229	249	4.3	10	220	220
	4.4	6	$1,680	$1,791	4.4	7	$1,613	$1,640
Total corporate borrowings			1,680	1,791			2,334	2,361
Less: Unamortized financing fees(2)			(6)				(6)
			$1,674				$2,328

(1)
As at June 30, 2019, $322 million (2018: $nil) of funds were placed on deposit with Brookfield Renewable from Brookfield. To the extent the balance becomes due, Brookfield Renewable will repay this balance by drawing on its corporate credit facility.

(2)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts.
Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate and operating purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of credit facilities:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Authorized corporate credit facilities(1)	$2,100	$2,100
Draws on corporate credit facilities(1)	—	(721)
Authorized letter of credit facility	400	300
Issued letters of credit	(226)	(209)
Available portion of corporate credit facilities	$2,274	$1,470

(1)	Amounts are guaranteed by Brookfield Renewable.
On June 12, 2019, Brookfield Renewable extended the maturity of $1.7 billion of its corporate credit facilities by one year to June 30, 2024. The credit facilities are used for general working capital purposes and issuing letters of credit. The credit facilities bear interest at the applicable base rate plus an applicable margin, which is tiered on the basis of Brookfield Renewable’s unsecured senior long-term debt rating and is currently 1.20% as at June 30, 2019.
In June 2019, Brookfield Renewable increased its letter of credit facility by $100 million to a total of $400 million.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Medium term notes
Medium term notes are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 20 - Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-recourse borrowings in India consist of fixed interest rate debt.
The composition of non-recourse borrowings is presented in the following table:

	Jun 30, 2019				Dec 31, 2018
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings
Hydroelectric	6.1	9	$6,689	$7,168	6.1	9	$6,318	$6,517
Wind	4.9	11	1,990	2,113	4.7	11	1,914	1,957
Solar	5.9	6	143	143	6.0	7	142	133
Storage and other	4.1	4	92	97	4.1	5	91	95
Total	5.8	10	$8,914	$9,521	5.7	10	$8,465	$8,702
Add: Unamortized premiums(1)			1				1
Less: Unamortized financing fees(1)			(75)				(76)
Less: Current portion			(597)				(495)
			$8,243				$7,895

(1)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
On February 25, 2019, Brookfield Renewable completed a C$70 million ($53 million) non-recourse financing associated with a 20 MW hydroelectric facility in Ontario. The debt bears an interest rate of 4.13% and matures in 2045.
On June 6, 2019, Brookfield Renewable completed a bond financing associated with the Colombian business. The financing consisted of COP 1.1 trillion ($333 million) in senior unsecured bonds with maturities of 4, 8, 15 and 30 years at rates of 6.09%, 6.98%, IPC + 3.68% and IPC + 3.97%, respectively.
On June 14, 2019, Brookfield Renewable completed a refinancing of €325 million ($365 million) of debt associated with the European business. The amortizing debt, including associated swaps, bears a fixed interest rate of 3.18% and matures in December 2032.
On June 21, 2019, Brookfield Renewable completed a refinancing of $30 million associated with a hydroelectric portfolio in the United States. The debt bears a fixed rate of 3.42% and matures in January 2022.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

10. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Participating non-controlling interests - in operating subsidiaries	$8,226	$8,129
General partnership interest in a holding subsidiary held by Brookfield	65	66
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	3,166	3,252
Preferred equity	591	568
	$12,048	$12,015
On February 24, 2019, Brookfield Renewable completed the sale of an additional 25% non-controlling, indirect interest in a portfolio of select Canadian hydroelectric assets to a consortium of buyers. This sale was for the same price as our initial 25% non-controlling interest sale of this portfolio disclosed in Note 31 of our 2018 annual consolidated financial statements, subject to an adjustment for dividend recapitalization completed in the fourth quarter of 2018. Cash consideration of C$331 million was received from the non-controlling shareholders on February 28, 2019. Upon completion of the sale, Brookfield Renewable recognized a $4 million gain directly in equity.
Subsequent to completion of the sale, Brookfield Renewable has continued to control and operate the assets and maintains a 50% economic interest in the portfolio.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Participating non-controlling interests -in operating subsidiaries
The net change in participating non-controlling interests - in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non- controlling interests	Other	Total
As at December 31, 2017	$850	$1,682	$1,852	$—	$—	$134	$1,701	$9	$70	$6,298
Net income	1	9	86	—	4	14	174	1	8	297
OCI	66	298	805	—	(11)	(18)	504	5	58	1,707
Capital contributions	—	9	5	—	293	—	—	—	—	307
Acquisition	—	—	—	—	—	—	—	—	21	21
Distributions	(17)	(81)	(276)	—	—	(6)	(167)	—	(6)	(553)
Other	—	12	(3)	—	(10)	—	—	—	53	52
As at December 31, 2018	$900	$1,929	$2,469	$—	$276	$124	$2,212	$15	$204	$8,129
Net income (loss)	8	4	44	1	14	14	81	—	2	168
OCI	2	13	46	—	12	—	27	—	(15)	85
Capital contributions	—	—	2	20	277	—	—	—	(1)	298
Acquisition	—	—	(21)	—	—	—	—	—	21	—
Disposal	—	—	—	—	—	—	—	—	(53)	(53)
Distributions	(7)	(54)	(171)	—	(1)	(11)	(139)	(1)	(12)	(396)
Other	—	—	—	—	(4)	—	(1)	—	—	(5)
As at June 30, 2019	$903	$1,892	$2,369	$21	$574	$127	$2,180	$14	$146	$8,226
Interests held by third parties	75-80%	43-60%	23-71%	71%	50%	25%	53%	0.5%	20-50%

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield
Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.
As at June 30, 2019, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2018: 2,651,506) and 129,658,623 (December 31, 2018: 129,658,623), respectively.
Distributions
The composition of the distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
General partnership interest in a holding subsidiary held by Brookfield	$1	$2	$3	$3
Incentive distribution	12	9	25	20
	$13	$11	$28	$23
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	$67	$64	$135	$128
	$80	$75	$163	$151
Preferred equity
Brookfield Renewable`s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at
(MILLIONS EXCEPT AS NOTED)
				2019	2018	Jun 30, 2019	Dec 31, 2018
Series 1 (C$136)	5.45	3.36	Apr 2020	$2	$2	$104	$100
Series 2 (C$113)(1)	4.51	4.27	Apr 2020	2	2	86	83
Series 3 (C$249)	9.96	4.40	Jul 2019	4	4	190	182
Series 5 (C$103)	4.11	5.00	Apr 2018	2	2	78	75
Series 6 (C$175)	7.00	5.00	Jul 2018	3	3	133	128
	31.04			$13	$13	$591	$568

(1)	Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2019, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2019, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to July 8, 2020, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the six months ended June 30, 2019.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

11. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at
				2019	2018	Jun 30, 2019	Dec 31, 2018
Series 5 (C$72)	2.89	5.59	Apr 2018	$2	$2	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 2021	4	4	128	128
Series 9 (C$200)	8.00	5.75	Jul 2021	4	4	147	147
Series 11 (C$250)	10.00	5.00	Apr 2022	5	5	187	187
Series 13 (C$250)	10.00	5.00	Apr 2023	4	4	196	196
Series 15 (C$175)	7.00	5.75	Apr 2024	2	—	126	—
	44.89			$21	$19	$833	$707
On March 11, 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). Brookfield Renewable incurred C$6 million ($5 million) in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.
The holders of the Series 15 Preferred Units will have the right, at their option, to convert their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the three month Government of Canada Treasury Bill rate plus 3.94%.
As at June 30, 2019, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In July 2019, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of its intention to commence a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date.
12. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at June 30, 2019, 178,906,452 LP Units were outstanding (December 31, 2018: 178,821,204) including 56,068,944 (December 31, 2018: 56,068,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and six months ended June 30, 2019, 54,749 and 105,248 LP Units, respectively (2018: 73,060 and 157,689 LP Units) were issued under the distribution reinvestment plan at a total cost of $1 million and $3 million (2018: $2 million and $5 million).
As at June 30, 2019, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.
On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at June 30, 2019.
In December 2018, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 30, 2019, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

repurchased during the three months ended June 30, 2019 (2018: 272,659 LP units at a total cost of $8 million) . During the six months ended June 30, 2019, Brookfield Renewable repurchased and cancelled 20,000 LP Units (2018: 281,359 LP Units) at a total cost of $1 million (2018: $8 million).
Distributions
The composition of the distribution for the three and six months ended June 30 is presented in the following table:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Brookfield	$29	$27	$58	$55
External LP Unitholders	63	61	127	123
	$92	$88	$185	$178
In February 2019, Unitholder distributions were increased to $2.06 per LP Unit on an annualized basis, an increase of $0.10 per LP Unit, which took effect with the distribution payable in March 2019.
13. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the six months ended June 30, 2019.

(MILLIONS)
Opening balance	$1,569
Acquisition	4
Share of net income	32
Share of other comprehensive income	(3)
Dividends received	(28)
Foreign exchange translation and other	2
Ending balance	$1,576
The following table summarizes gross revenues and net income of equity-accounted investments in aggregate:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Revenue	$356	$253	$715	$478
Net income (loss)	(9)	20	101	(12)
Share of net income(1)	—	6	32	6

(1)	Brookfield Renewable's ownership interest in these entities ranges from 14% to 50%.
The following table summarizes gross assets and liabilities of equity-accounted investments in aggregate at 100% to Brookfield Renewable:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Current assets	$669	$682
Property, plant and equipment	12,030	11,999
Other assets	581	608
Current liabilities	854	1,080
Non-recourse borrowings	6,133	6,078
Other liabilities	1,403	1,197

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Cash	$303	$127
Short-term deposits	19	46
	$322	$173
15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Operations	$116	$119
Credit obligations	68	60
Development projects	—	2
Total	184	181
Less: non-current	(46)	(45)
Current	$138	$136
16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Trade receivables	$333	$339
Prepaids and others	82	114
Other short-term receivables	104	109
Current portion of contract asset	47	45
	$566	$607
Brookfield Renewable receives payment monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
17.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Operating accrued liabilities	$243	$263
Accounts payable	63	76
Interest payable on corporate and subsidiary borrowings	81	76
Deferred consideration	40	30
LP Unitholders distributions, preferred limited partnership unit distributions and preferred dividends payable(1)	33	30
Other	42	58
	$502	$533

(1)	Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2091.
Together with institutional partners, Brookfield Renewable is committed to invest C$400 million in TransAlta's convertible securities in October 2020. We also agreed, subject to certain terms and conditions, to increase our ownership of TransAlta common shares to 9% up to a price ceiling.
Subsequent to quarter-end, Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately $500 million to acquire a 50% interest in X-Elio, a global independent solar platform. The transaction is expected to close in the fourth quarter of 2019, subject to closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, the Brookfield Infrastructure Fund III, and the Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Brookfield Renewable along with institutional investors	$52	$51
Brookfield Renewable's subsidiaries	342	338
	$394	$389
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
19. RELATED PARTY TRANSACTIONS
Brookfield Renewable`s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2019 and the interest rate applicable on the draws is LIBOR plus up to 2%. As at June 30, 2019, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management also placed $600 million on deposit with Brookfield Renewable during the first quarter of 2019, $245 million of this deposit was repaid in the first quarter with the remaining balance of $355 million paid back during the second quarter of 2019. Subsequent to the repayment, Brookfield Asset Management placed $322 million on deposit with Brookfield

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Renewable. The interest expense on the deposit for the three and six months ended June 30, 2019 totaled $nil and $3 million, respectively (2018: $3 million and $5 million).
The following table reflects the related party agreements and transactions in the interim consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Revenues
Power purchase and revenue agreements	$209	$134	$368	$274
Wind levelization agreement	—	3	1	4
	$209	$137	$369	$278
Direct operating costs
Energy purchases	$(2)	$(3)	$(5)	$(5)
Energy marketing fee	(6)	(6)	(12)	(12)
Insurance services(1)	(7)	(7)	(14)	(13)
	$(15)	$(16)	$(31)	$(30)
Interest expense - borrowings	$—	$(3)	$(3)	$(5)
Management service costs	$(23)	$(21)	$(44)	$(42)

(1)
Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three and six months ended June 30, 2019 were less than $1 million (2018: less than $1 million)

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

20.  SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at June 30, 2019
Current assets	$34	$405	$1,703	$96	$3,745	$(4,195)	$1,788
Long-term assets	5,220	249	—	24,263	32,902	(30,016)	32,618
Current liabilities	41	7	23	4,152	1,862	(4,192)	1,893
Long-term liabilities	—	—	1,674	98	14,144	(653)	15,263
Participating non-controlling interests - in operating subsidiaries	—	—	—	—	8,226	—	8,226
Participating non-controlling interests -in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	—	—	—	3,166	—	—	3,166
Preferred equity	—	591	—	—	—	—	591
Preferred limited partners' equity	833	—	—	844	—	(844)	833
As at December 31, 2018
Current assets	$32	$389	$1,631	$93	$3,639	$(3,823)	$1,961
Long-term assets	5,208	239	1	24,078	32,433	(29,817)	32,142
Current liabilities	38	6	21	3,096	2,351	(3,823)	1,689
Long-term liabilities	—	—	1,607	798	13,445	(642)	15,208
Participating non-controlling interests - in operating subsidiaries	—	—	—	—	8,129	—	8,129
Participating non-controlling interests -in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	—	—	—	3,252	—	—	3,252
Preferred equity	—	568	—	—	—	—	568
Preferred limited partners' equity	707	—	—	718	—	(718)	707

(1)	Includes investments in subsidiaries under the equity method.

(2)	Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the "Holding Entities".

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended June 30, 2019
Revenues	$—	$—	$—	$1	$786	$—	$787
Net income (loss)	21	—	—	44	414	(370)	109
Three months ended June 30, 2018
Revenues	$—	$—	$—	$1	$734	$—	$735
Net income (loss)	9	3	—	19	227	(213)	45
Six months ended June 30, 2019
Revenues	$—	$—	$—	$—	$1,612	$—	$1,612
Net income (loss)	56	—	2	55	746	(597)	262
Six months ended June 30, 2018
Revenues	$—	$—	$—	$1	$1,527	$—	$1,528
Net income (loss)	23	7	—	10	439	(354)	125

(1)	Includes investments in subsidiaries under the equity method.

(2)	Includes the Holding Entities.

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 9 - Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 10 - Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.`s Service Provider,
BRP Energy Group L.P.
Richard Legault
Group Chairman
Harry Goldgut
Group Chairman
Sachin Shah
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Eleazar de Carvalho Filho
John Van Egmond
David Mann
Lou Maroun
Patricia Zuccotti
Lars Josefsson
Exchange Listing
NYSE: BEP (LP Units)
TSX:    BEP.UN (LP Units)
TSX:    BEP.PR.E (Preferred LP Units - Series 5)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.I (Preferred LP Units - Series 9)
TSX:    BEP.PR.K (Preferred LP Units - Series 11)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BRF.PR.O (Preferred LP Units - Series 15)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2018 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN